08048900

COMMUNITY FIRST
BANCORPORATION

ANNUAL REPORT
2007

COMMUNITY FIRST BANCORPORATION
OCONEE COUNTY, SOUTH CAROLINA
ANDERSON COUNTY, SOUTH CAROLINA

COMMUNITY FIRST BANCORPORATION

2007 ANNUAL REPORT

Contents

About the Company

Community First Bancorporation (the "Company"), is a bank holding company organized as a South Carolina corporation with one wholly-owned commercial banking subsidiary. Through its subsidiary, Community First Bank (the "Bank"), the Company provides a wide range of lending and deposit services and electronic, internet and telephone banking. Substantially all lending and deposit acquisition activities occur within the Company's local market areas in Oconee and Anderson counties of South Carolina. The Company markets its products and services principally by offering attractive interest rates and fees along with a friendly, personal service approach which management believes can best be accomplished by a locally-owned community bank. The Bank first commenced operations on March 12, 1990, and the Company was organized in 1997 to become the Bank's holding company under a plan approved by the Bank's shareholders.

Locations

Walhalla Office
3685 Blue Ridge Boulevard
Walhalla, South Carolina 29691
(864) 638-2105

Seneca Office
1600 Sandifer Boulevard
Seneca, South Carolina 29678
(864) 882-2575

Anderson Office
4002 Clemson Boulevard
Anderson, South Carolina 29621
(864) 222-2440

Williamston Office
208 East Main Street
Williamston, SC 29697
(864) 847-5109

Westminster Office
1101 East Main Street
Westminster, South Carolina 29693
(864) 647-9554

Seneca Bypass Office
449 Highway 123 Bypass
Seneca, SC 29678
(864) 886-0206

Highway 81 Anderson Office
2007 East Greenville Street
Anderson, South Carolina 29621
(864) 224-0178

Financial Highlights

(Dollars in thousands, except per share)

		2007		2006	Percent Change
Balance Sheet					
Total assets	$	**402,148**	$	353,909	13.6%
Loans		**244,131**		202,966	20.3
Securities		**104,689**		109,082	(4.0)
Deposits		**355,867**		307,957	15.6
Shareholders' equity		**37,911**		33,215	14.1
For the Year					
Net interest income	$	**10,348**	$	9,215	12.3%
Provision for loan losses		**594**		65	813.8
Noninterest income		**2,206**		2,154	2.4
Noninterest expenses		**7,132**		6,752	5.6
Income tax expense		**1,497**		1,534	(2.4)
Net income		**3,331**		3,018	10.4
Per Share*					
Net income	$	**1.02**	$	.93	9.7%
Net income, assuming dilution		**.96**		.87	10.3
Book value at year end		**11.40**		10.21	11.7
Financial Performance Ratios					
Return on average assets		**.88%**		.89%	
Return on average equity		**9.46%**		9.87%	
Asset Quality Ratios					
Nonperforming loans to total loans		**.26%**		.02%	
Allowance for loan losses times nonperforming loans		**4.1x**		44.8x	
Net charge-offs to average total loans		**.12%**		.05%	

*Per share amounts have been retroactively adjusted to reflect a 10% stock dividend effective December 20, 2007, 5% stock dividends effective December 18, 2006 and November 30, 2005, a 10% stock dividend effective November 30, 2004 and a 5% stock dividend effective November 28, 2003.

Total Assets (In Millions)



$450
$400
$350
$300
$250
$200
$150
$100
$50
$0
2003 2004 2005 2006 2007

Net Income (In Thousands)



$4,000
$3,500
$3,000
$2,500
$2,000
$1,500
$1,000
$500
$0
20032 004 2005 2006 2007

Net Income per Share, Basic*



$1.40
$1.20
$1.00
$0.80
$0.60
$0.40
$0.20
$0.00
2003 2004 2005 2006 2007

Return on Average Assets



1.40%
1.20%
1.00%
0.80%
0.60%
0.40%
0.20%
0.00%
2003 2004 2005 2006 2007

Return on Average Equity



16.00%
14.00%
12.00%
10.00%
8.00%
6.00%
4.00%
2.00%
0.00%
2003 2004 2005 2006 2007

President's Report to the Shareholders of Community First Bancorporation

Community First Bancorporation and its subsidiary, Community First Bank, experienced increased earnings over 2006 and another excellent year of growth and expansion in 2007. Net income for 2007 grew to $3,331,000, an increase of $313,000 or 10%, over 2006. Total assets, deposits and loans all grew to record levels at the end of 2007. Total assets increased $48 million, or 14%, to $402 million. Deposits increased $48 million, or 16% to $355 million. This deposit growth was effectively employed to fund the $41 million increase in the loan portfolio category of the Bank's earning assets and we do not hold any significant amount of subprime mortgage loan products.

Our overall results for 2007 were accomplished despite a challenging year for the banking industry. The Federal Reserve lowered interest rates three times in 2007, negatively impacting net interest margins as variable rate loan interest rates decreased faster than the rates paid on interest bearing deposits. Signs of slowing national, regional and local economic activity emerged as well as uncertainty because of declining real estate values and subprime mortgage loan products. Real estate values in our markets, Oconee and Anderson counties, so far have not experienced the significant declines experienced in other areas of the country. We expect that 2008 will be another challenging year for the financial industry. Nevertheless, I believe that the blueprint used by our Company in the past of staying focused on both the challenges and the opportunities ahead will serve us well again this year.

The Company's Board of Directors declared a 10% stock dividend in December of 2007 that was issued on January 15, 2008. This marked our fourteenth consecutive year of declaring a stock dividend. We continue to believe that solid financial performance and growth in our local markets will provide the foundation for enhancing shareholder value over the long term.

We opened a new banking office at 2007 East Greenville Street in the City of Anderson, SC during the fourth quarter of 2007. We now have a total of seven offices located in Walhalla, Seneca, Westminster, Anderson and Williamston. We continue to operate our mobile banking center for business customers and our internet banking site at www.c1stbank.com has received a positive response from our customers.

We continue to be energized by your Company's prospects for future growth and expansion. I am optimistic that we will be able to navigate the current economic and interest rate challenges. With the continued support of our loyal shareholders, customers and employees, I look forward to the opportunities that lie ahead.

Respectfully,

Frederick D. Shepherd, Jr.
President and Chief Executive Officer

Financial Summary

	Years Ended December 31,				
	2007	2006	2005	2004	2003
	(Dollars in thousands, except per share data)				
Financial Condition					
Securities	$ 104,689	$ 109,082	$ 109,821	$ 101,452	$ 86,023
Allowance for loan losses	2,574	2,242	2,266	2,240	2,197
Net loans (1)	241,557	200,724	167,052	155,535	145,453
Premises and equipment - net	8,622	7,937	6,805	4,413	4,454
Total assets	402,148	353,909	320,712	305,348	280,526
Noninterest bearing deposits	42,289	40,576	38,061	34,903	32,273
Interest bearing deposits	313,578	267,381	241,932	233,245	224,278
Total deposits	355,867	307,957	279,993	268,148	256,551
Total liabilities	364,237	320,694	291,858	279,412	257,989
Total shareholders' equity	37,911	33,215	28,854	25,936	22,537
Results of Operations					
Interest income	$ 23,578	$ 19,600	$ 15,923	$ 13,948	$ 12,664
Interest expense	13,230	10,385	6,621	5,077	5,089
Net interest income	10,348	9,215	9,302	8,871	7,575
Provision for loan losses	594	65	250	380	522
Net interest income after provision	9,754	9,150	9,052	8,491	7,053
Other income	2,206	2,154	2,139	2,054	2,033
Other expenses	7,132	6,752	5,420	5,151	4,414
Income before income taxes	4,828	4,552	5,771	5,394	4,672
Income tax expense	1,497	1,534	2,041	1,957	1,667
Net income	$ 3,331	$ 3,018	$ 3,730	$ 3,437	$ 3,005
Per Share Data (2)					
Net income	$ 1.02	$ 0.93	$ 1.16	$ 1.07	$ 0.95
Net income, assuming dilution	0.96	0.87	1.10	1.02	0.91
Period end book value	11.40	10.21	8.93	8.07	7.15

(1) Excludes loans held for sale.
(2) Per share amounts have been retroactively adjusted to reflect a 10% stock dividend effective December 20, 2007, 5% stock dividends effective December 18, 2006 and November 30, 2005 and a 10% stock dividend effective November 30, 2004.

Quarterly Financial Information (Unaudited)

	Years Ended December 31,							
	2007				2006			
	Fourth Quarter	Third Quarter	Second Quarter	First Quarter	Fourth Quarter	Third Quarter	Second Quarter	First Quarter
	(Dollars in thousands, except per share)							
Interest and dividend income	$ 6,116	$ 5,981	$ 5,820	$ 5,661	$ 5,208	$ 4,942	$ 4,803	$ 4,647
Interest expense	3,453	3,367	3,211	3,199	2,832	2,672	2,551	2,330
Net interest income	2,663	2,614	2,609	2,462	2,376	2,270	2,252	2,317
Provision for loan losses	324	150	120	-	-	15	25	25
Net interest income after provision	2,339	2,464	2,489	2,462	2,376	2,255	2,227	2,292
Noninterest income	635	583	502	486	517	559	539	539
Noninterest expense	2,055	1,901	1,642	1,534	2,171	1,469	1,676	1,436
Income before income taxes	919	1,146	1,349	1,414	722	1,345	1,090	1,395
Provision for income taxes	255	375	410	457	261	441	348	484
Net income	$ 664	$ 771	$ 939	$ 957	$ 461	$ 904	$ 742	$ 911
Earnings per share *								
Basic	$ 0.20	$ 0.24	$ 0.29	$ 0.29	$ 0.15	$ 0.27	$ 0.23	$ 0.28
Diluted	0.20	0.22	0.27	0.27	0.14	0.25	0.22	0.26

* Per share amounts have been retroactively adjusted to reflect a 10% stock dividend effective December 20, 2007.

Effective January 1, 2006, the Company adopted the provisions of SFAS No. 123(R) and began including the costs of stock options granted in 2005 and 2006 in the determination of net income. In the fourth quarter of 2006, the Company's Board of Directors modified all outstanding options so that they would be vested in full. Therefore, all of the applicable compensation costs for all affected options granted in 2005 and 2006 were included in the determination of net income for 2006. As a result, approximately $394,000 of pre-tax compensation costs were recognized in the fourth quarter of 2006 that otherwise would have been recognized in 2007, 2008 and 2009.

CAUTIONARY NOTICE WITH RESPECT TO FORWARD LOOKING STATEMENTS

This report contains "forward-looking statements" within the meaning of the securities laws. The Private Securities Litigation Reform Act of 1995 provides a safe harbor for forward-looking statements. In order to comply with the terms of the safe harbor, the Company notes that a variety of factors could cause the Company's actual results and experience to differ materially from the anticipated results or other expectations expressed in the Company's forwarding-looking statements.

All statements that are not historical facts are statements that could be "forward-looking statements." You can identify these forward-looking statements through the use of words such as "may," "will," "should," "could," "would," "expect," "anticipate," "assume," indicate," "contemplate," "seek," "plan," "predict," "target," "potential," "believe," "intend," "estimate," "project," "continue," or other similar words. Forward-looking statements include, but are not limited to, statements regarding the Company's future business prospects, revenues, working capital, liquidity, capital needs, interest costs, income, business operations and proposed services.

These forward-looking statements are based on current expectations, estimates and projections about the banking industry, management's beliefs, and assumptions made by management. Such information includes, without limitation, discussions as to estimates, expectations, beliefs, plans, strategies, and objectives concerning future financial and operating performance. These statements are not guarantees of future performance and are subject to risks, uncertainties and assumptions that are difficult to predict. Therefore, actual results may differ materially from those expressed or forecasted in such forward-looking statements. The risks and uncertainties include, but are not limited to:

- future economic and business conditions;
- lack of sustained growth in the economies of the Company's market areas;
- government monetary and fiscal policies;
- the effects of changes in interest rates on the levels, composition and costs of deposits, loan demand, and the values of loan collateral, securities, and interest sensitive assets and liabilities;
- the effects of competition from a wide variety of local, regional, national and other providers of financial, investment, and insurance services, as well as competitors that offer banking products and services by mail, telephone, computer and/or the Internet;
- credit risks;
- the failure of assumptions underlying the establishment of the allowance for loan losses and other estimates, including the value of collateral securing loans;
- the risks of opening new offices, including, without limitation, the related costs and time of building customer relationships and integrating operations as part of these endeavors and the failure to achieve expected gains, revenue growth and/or expense savings from such endeavors;
- changes in laws and regulations, including tax, banking and securities laws and regulations;
- changes in accounting policies, rules and practices;
- changes in technology or products may be more difficult or costly, or less effective, than anticipated;
- the effects of war or other conflicts, acts of terrorism or other catastrophic events that may affect general economic conditions and economic confidence; and
- other factors and information described in this report and in any of the other reports that we file with the Securities and Exchange Commission under the Securities Exchange Act of 1934.

All forward-looking statements are expressly qualified in their entirety by this cautionary notice. The Company has no obligation, and does not undertake, to update, revise or correct any of the forward-looking statements after the date of this report. The Company has expressed its expectations, beliefs and projections in good faith and believes they have a reasonable basis. However, there is no assurance that these expectations, beliefs or projections will result or be achieved or accomplished.

Market for Common Stock and Dividends

Trading in the Company's common stock is reported on the OTC Bulletin Board under the ticker symbol "CFOK.OB." The following table summarizes the range of high and low bid prices for the Company's common stock as reported on the OTC Bulletin Board for each quarterly period of 2007 and 2006. Prices shown represent inter-dealer prices without retail markup, markdown or commissions, and may not represent actual transactions. Furthermore, trading in the Company's stock is very limited. Per share prices in the table have been adjusted to reflect a 10% stock dividend effective December 20, 2007.

	2007		2006	
Quarter Ended	High	Low	High	Low
March 31	$ 19.55	$ 17.32	$ 19.91	$ 15.67
June 30	$ 17.36	$ 15.68	$ 20.35	$ 18.23
September 30	$ 16.36	$ 13.64	$ 19.05	$ 18.27
December 31	$ 16.50	$ 12.05	$ 18.62	$ 16.45

As of February 28, 2008, there were approximately 779 holders of record of the Company's common stock, excluding individual participants in security position listings.

The Company has not declared or paid any cash dividends since the Company's inception. In order to support the Company's continuing need for capital to support anticipated asset growth and market expansion, management does not expect to declare or pay cash dividends in 2008.

The Board of Directors declared a 10% stock dividend effective December 20, 2007 and 5% stock dividends effective December 18, 2006 and November 30, 2005.

The Company's ability to declare and pay cash dividends is largely dependent upon the successful operation of the subsidiary bank and its ability to pay cash dividends to the Company. South Carolina banking regulations restrict the amount of cash dividends that can be paid by the banking subsidiary to the Company. Any of the Bank's cash dividends to the Company in excess of the current year's earnings are subject to the prior approval of the South Carolina Commissioner of Banking. In addition, dividends paid by the Bank to the Company, or by the Company to its shareholders, would be prohibited if the effect thereof would cause the capital of the banking subsidiary or the Company to be reduced below minimum capital requirements.

Management's Discussion and Analysis of Financial Condition and Results of Operations

This discussion is intended to assist in understanding the consolidated financial condition and results of operations of Community First Bancorporation and its wholly-owned subsidiary, Community First Bank (the "Bank"), which are collectively referred to as the "Company". This information should be reviewed in conjunction with the consolidated financial statements and related notes contained elsewhere in this report. Per share net income and net income, assuming dilution, have been adjusted to reflect a 10% stock dividend effective December 20, 2007 and 5% stock dividends effective December 18, 2006 and November 30, 2005.

Earnings Performance

2007 Compared with 2006

For the year ended December 31, 2007, the Company recorded net income of $3,331,000, an increase of $313,000, or 10.4%, over net income of $3,018,000 for 2006. Net income per share for 2007 was $1.02 compared with $.93 for 2006. Per share net income, assuming dilution from outstanding stock options, was $.96 for 2007 and $.87 for 2006. Return on average assets was .88% for 2007 compared with .89% for 2006. Return on average shareholders' equity was 9.46% for 2007 compared with 9.87% for 2006.

Net income for 2007 increased due to increased amounts of net interest income and other income. Partially offsetting those factors were increased expenses resulting from an increase of $529,000 in the amount provided for loan losses during 2007, expenses related to the opening and operation of a new banking office in the City of Anderson and the effects of agreements between the Company and its Chief Executive Officer related to his compensation and retention.

Higher volumes of interest earning assets and interest bearing liabilities resulted in increased interest income and interest expenses. Interest income increased $3,978,000 with approximately 71% of the increase attributable to higher average amounts of interest earning assets and 29% attributable to higher interest rates earned. Interest expense increased $2,845,000. Approximately 53% of this increase was attributable to higher rates paid for interest bearing deposit accounts and borrowings.

Year-end total interest earning assets increased $36,840,000 during 2007. Total loans increased $41,165,000, but securities available-for-sale decreased $3,461,000 and securities held-to-maturity decreased $932,000. Average loans for 2007 increased $40,321,000 and average investment securities decreased $6,882,000 compared with the 2006 average amounts.

Year-end total deposits grew $47,910,000 during 2007 with more than 96% of that growth in interest bearing deposits. Average interest bearing deposits during 2007 were $32,080,000 more than in 2006 and average noninterest bearing demand deposits were $1,902,000 more than in 2006.

A significant portion of the growth in loans and deposits during 2007 was attributable to continued growth of the Bank's new office in Seneca.

The yield on average earning assets for 2007 was 6.57%, an increase of 56 basis points over the 2006 yield, and the rate paid on average interest bearing liabilities for 2007 increased by 55 basis points to 4.42% in 2007 from 3.87% in 2006. The combination of these factors resulted in a 1 basis point increase in the interest rate spread. Net yield on earning assets increased by 7 basis points to 2.89%.

The Bank opened a new full-service banking office on Highway 81 in the City of Anderson, SC during the fourth quarter of 2007. The cost of construction was approximately $800,000. Land intended to be used for the Bank's further expansion in Anderson County has also been obtained near Powdersville, SC. The Company has established neither a budget nor a schedule for the construction of that proposed office. During 2007, the Company, the Bank and their Chief Executive Officer entered into agreements related to his compensation and retention. The subsidiary Bank purchased life insurance contracts to partially fund its obligations under those agreements. Approximately $386,000 of expenses related to those agreements is included in compensation expenses for 2007. Increases in the cash surrender value of the insurance contracts during 2007 of approximately $108,000 are included in other income for 2007.

The provision for loans losses for 2007 was $594,000, an increase of $529,000 or 813.8% from the $65,000 provided in 2006. For 2007, net loan charge-offs were $262,000, or $173,000 more than in 2006. Year end 2007 nonperforming loans (nonaccrual loans and accruing loans 90 days or more past due) increased $575,000 from the amount at the end of 2006. Potential problem loans decreased $88,000 by the end of 2007 compared with the end of 2006. Of the 2007 year end potential problem loans, 76.1% were secured by real estate mortgages compared with 86.4% at the end of 2006.

2006 Compared with 2005

For the year ended December 31, 2006, the Company recorded net income of $3,018,000, a decrease of $712,000, or 19.1%, from net income of $3,730,000 for 2005. Net income per share for 2006 was $.93 compared with $1.16 for 2005. Per share net income, assuming dilution from outstanding stock options, was $.87 for 2006 and $1.10 for 2005. Return on average assets was 0.89% for 2006 compared with 1.21% for 2005. Return on average shareholders' equity was 9.87% for 2006 compared with 13.65% for 2005.

Net income for 2006 decreased due to several primary factors: a contraction of net interest income, the adoption of an accounting standard that resulted in the initial recognition in 2006 of share-based compensation expenses associated with certain stock options granted to employees and directors, and expenses related to the opening of a new banking office in Seneca, SC and relocation of the corporate executive offices. Partially offsetting these factors, the provision for loan losses charged to expense during 2006 was $185,000 less than in 2005.

Rising interest rates during the first seven months of 2006, coupled with increasing volumes of interest earning assets and interest bearing liabilities, resulted in increased interest earnings and interest expenses across all major categories. Total loans grew $33,648,000 during 2006. Interest income increased $3,677,000 with approximately half of the increase attributable to higher average amounts of interest earning assets and half attributable to higher interest rates earned. Interest expense increased $3,764,000. Approximately 83% of this increase was attributable to higher interest rates paid for interest bearing deposit accounts and borrowings.

Total deposits grew $27,964,000 during 2006 with more than 90% of that growth accounted for in interest bearing deposits. Average interest bearing deposits during 2006 were $27,166,000 more than in 2005 and average noninterest bearing demand deposits were $3,522,000 more than in 2005.

The significant growth in loans and deposits in 2006 was attributable primarily to the opening of the Bank's new Seneca office.

The yield on average earning assets for 2006 was 6.01%, an increase of 66 basis points over the 2005 yield. However, the rate paid on average interest bearing liabilities for 2006 increased by 115 basis points to 3.87% in 2006 from 2.72% in 2005. Promotional rates paid for deposits in conjunction with the opening of the new Seneca office were a significant factor in this increase. The combination of these factors resulted in a decrease in the interest rate spread of 49 basis points, and the net yield on earning assets decreased by 30 basis points to 2.82%.

The Company adopted Statement of Financial Accounting Standards No. 123 (revised 2004), "Share-Based Payment," ("SFAS 123(R)") effective on January 1, 2006. Accordingly, compensation expenses related to certain stock options issued to officers and directors were initially recognized in 2006. Also in 2006, the Company modified the terms of all remaining affected non-vested options to provide for the vesting of those options in 2006. As a result, all of the future compensation costs associated with the Company's option grants to date were accelerated and recognized during 2006. Share-based compensation expenses recognized in 2006 totaled $593,000. Of this amount, $302,000 was included in salaries and employee benefits and $291,000 was included in other expense.

During the second quarter of 2006, the Company completed construction of a multi-story office building which houses an additional full service banking office in Seneca, SC and the Company's corporate offices. Certain officers and other personnel were relocated into the building, as well.

The provision for loans losses for 2006 was $65,000, a decrease of $185,000 or 74.0% from the $250,000 provided in 2005. For 2006, net loan charge-offs decreased by $135,000 from the 2005 amount. Year end 2006 nonperforming loans (nonaccrual loans and accruing loans 90 days or more past due) decreased $855,000 from the amount at the end of 2005. Potential problem loans increased $1,028,000 by the end of 2006 compared with the end of 2005. Of the 2006 year end potential problem loans, 86.4% were secured by real estate mortgages compared with 83.7% at the end of 2005.

Net Interest Income

Net interest income, the difference between interest income earned and interest expense incurred, is the principal source of the Company's earnings. Net interest income is affected by changes in the levels of interest rates and by changes in the volume and mix of interest earning assets and interest bearing liabilities.

2007 Compared with 2006

Net interest income was $10,348,000 and $9,215,000 for 2007 and 2006, respectively. Interest income for 2007 was $23,578,000, an increase of $3,978,000, or 20.3%, over 2006. Interest expense for 2007 was $13,230,000, an increase of $2,845,000, or 27.4%, over 2006. The Company experienced higher average volumes of interest earning assets and interest bearing liabilities in 2007 as well as higher average yields and rates on those instruments.

During the first seven months of 2007, the Federal Reserve maintained its interest rate targets at levels set previously. Beginning in September 2007, however, a series of rate cuts began which reduced the Federal Reserve's Discount Window Primary Credit rate from 6.25% to 4.75% by the end of the year.

During 2007, the amount of loans outstanding increased significantly. Year-end loans for 2007 were $244,131,000, an increase of $41,165,000, or 20.3%, over the 2006 year-end amount. The average amount of loans outstanding during 2007 increased by $40,321,000, or 21.9%, over the 2006 average amount. The average yield earned on loans in 2007 was 7.84%, compared with 7.53% during 2006.

Loans secured by real estate mortgages increased by $37,254,000, or 25.2%, over the 2006 year-end amount. Closed-end loans secured by conventional 1-4 family residential properties increased by $31,448,000, or 36.4%, during 2007. The Company does not originate or hold sub-prime mortgage loans. Although residential property values in the Company's market areas have not thus far been affected negatively by the current mortgage crisis to the same extent as in some other areas of the country, management can make no assurances that local property values are immune from such effects. The Company generally requires that borrowers initially provide, and maintain throughout the life of the loan, significant amounts of equity in real properties used as collateral. Additionally, and partially in response to the uncertainty surrounding potential future effects of the current national mortgage crisis on local real estate values, the Company increased its provision for loan losses in 2007.

Consumer installment loans increased by $4,095,000, or 14.2%, during 2007 primarily due to an increase of $2,543,000, or 19.8%, in the amount of loans secured by automobiles.

As of December 31, 2007 and 2006, approximately $70,000,000 and $54,000,000, respectively, or 28.7% and 26.6%, respectively, of the Company's loan portfolio was composed of variable rate loans directly indexed to movements in the prime rate.

Competition for deposits in the Company's market areas continued to be strong during 2007. In response, the Company offered higher rates and interest bearing deposits increased by $46,197,000, or 17.3%, over the prior year-end amount, which, as discussed below under the caption "2006 compared with 2005," had already been significantly increased over the rates paid in 2005. Time deposits issued in amounts of $100,000 or more grew by the largest amount of any deposit category, increasing by $28,270,000, or 41.4%, over the prior year-end amount. The average rate paid for these deposits in 2007 was 67 basis points higher than the 2006 average rate. Growth in other time deposits also was significant, with the 2007 year-end amount increasing by $24,355,000, or 21.0%, over the 2006 year-end amount. The average rate paid for these deposits in 2007 was 69 basis points higher than in 2006. Savings deposits at the end of 2007 declined by $9,198,000, or 30.0%, from the end of 2006. The average rate paid for savings deposits in 2007 was only 5 basis points higher than the rate paid in 2006. The average rate paid for all interest bearing deposits in 2007 was 4.42%, an increase of 55 basis points over the average rate paid in 2006.

2006 Compared with 2005

Net interest income was $9,215,000 and $9,302,000 for 2006 and 2005, respectively. Interest income for 2006 was $19,600,000, an increase of $3,677,000, or 23.1%, over 2005. Interest expense for 2006 was $10,385,000, an increase of $3,764,000, or 56.8%, over 2005. The Company experienced higher average volumes of interest earning assets and interest bearing liabilities in 2006 as well as higher average yields and rates on those instruments.

Managing net interest margin effectively during 2006 was extremely challenging. During the first seven months of 2006, the Federal Reserve continued regular, quarter-point increases in the federal funds rate which it began in June

2004. For the remainder of the year, the central bank adopted a "wait and see" attitude, and maintained its interest rate targets at the levels set previously. Interest rates applicable to the Company's deposit and loan products were mainly in the shorter, more volatile end of the maturity spectrum.

The average interest rate spread (average yield on interest earning assets less the average rate paid on interest bearing liabilities) declined by 49 basis points in 2006 compared with 2005, and the net yield on average earning assets (net interest income divided by average interest earning assets) declined by only 30 basis points. This was the result of increasing higher yielding average loans by a greater percentage than either the other categories of earning assets or interest bearing liabilities during 2006.

As of December 31, 2006 and 2005, approximately $54,000,000 and $47,000,000, respectively, or 26.6% and 27.8%, respectively of the Company's loan portfolio was composed of variable rate loans directly indexed to movements in the prime rate. The average yield earned on loans in 2006 was 7.53%, compared with 7.00% during 2005.

Competition for interest bearing deposits was strong in 2006, and the Company responded by increasing the rates paid for those funds. Additionally, in conjunction with the opening of the new banking office in Seneca, SC, the Company offered promotional interest rates that were higher than market rates on interest bearing transaction account products. As a result, the average rates paid for those deposit accounts in 2006 were 183 basis points higher than in 2005. Overall, the rates paid for all categories of average interest bearing deposits increased by 118 basis points for 2006 when compared with 2005, and interest expense for those funds in 2006 was $3,827,000, or 60.6%, more than in 2005. Year-over-year deposit growth was particularly strong in interest bearing transaction accounts, primarily due to the promotional rates paid.

Average Balances, Yields and Rates

	Years ended December 31,								
	2007			2006			2005		
	Average Balances (1)	Income/ Expense	Yields/ Rates	Average Balances (1)	Income/ Expense	Yields/ Rates	Average Balances (1)	Income/ Expense	Yields/ Rates
	(Dollars in thousands)								
Assets									
Interest bearing deposits due from banks	$ 157	$ 6	3.82%	$ 82	$ 4	4.88%	$ 168	$ 5	2.98%
Taxable securities	89,867	3,890	4.33%	99,922	3,868	3.87%	106,149	3,564	3.36%
Tax-exempt securities (2)	19,630	817	4.16%	16,457	636	3.86%	4,407	150	3.40%
Federal funds sold	23,730	1,209	5.09%	24,814	1,175	4.74%	21,884	668	3.05%
Federal Home Loan Bank stock	888	56	6.31%	972	52	5.35%	999	38	3.80%
Loans (2) (3) (4)	224,353	17,600	7.84%	184,032	13,865	7.53%	164,243	11,498	7.00%
Total interest earning assets	358,625	23,578	6.57%	326,279	19,600	6.01%	297,850	15,923	5.35%
Cash and due from banks	8,370			6,573			4,845		
Allowance for loan losses	(1,065)			(2,263)			(2,304)		
Unrealized securities gains (losses)	(2,286)			(2,341)			(1,601)		
Premises and equipment	8,189			7,586			5,240		
Other assets	6,227			3,914			3,346		
Total assets	$ 378,060			$ 339,748			$ 307,376		
Liabilities and shareholders' equity									
Interest bearing deposits									
Interest bearing transaction accounts	$ 57,117	$ 1,783	3.12%	$ 46,942	$1,358	2.89%	$ 36,111	$ 383	1.06%
Savings	25,042	658	2.63%	28,513	736	2.58%	28,586	381	1.33%
Time deposits $100M and over	85,815	4,054	4.72%	72,936	2,953	4.05%	64,821	2,118	3.27%
Other time deposits	126,588	6,531	5.16%	114,091	5,100	4.47%	105,798	3,438	3.25%
Total interest bearing deposits	294,562	13,026	4.42%	262,482	10,147	3.87%	235,316	6,320	2.69%
Short-term borrowings	-	-	0.00%	56	2	3.57%	736	18	2.45%
Long-term debt	4,975	204	4.10%	5,955	236	3.96%	7,456	283	3.80%
Total interest bearing liabilities	299,537	13,230	4.42%	268,493	10,385	3.87%	243,508	6,621	2.72%
Noninterest bearing demand deposits	40,099			38,197			34,675		
Other liabilities	3,225			2,489			1,873		
Shareholders' equity	35,199			30,569			27,320		
Total liabilities and shareholders' equity	$ 378,060			$ 339,748			$ 307,376		
Interest rate spread (5)			2.15%			2.14%			2.63%
Net interest income and net yield on earning assets (6)		$10,348	2.89%		$9,215	2.82%		$9,302	3.12%
Interest free funds supporting earning assets (7)	$ 59,088			$ 57,786			$ 54,342		

(1) Average balances are computed on a daily basis.
(2) Income and yields on tax-exempt securities and loans have not been adjusted on a tax equivalent basis.
(3) Nonaccrual loans are included in the average loan balances and income on such loans generally is recognized on a cash basis.
(4) Includes immaterial amounts of loan fees.
(5) Total interest earning assets yield less the total interest bearing liabilities rate.
(6) Net interest income divided by total interest earning assets.
(7) Total interest earning assets less total interest bearing liabilities.

The table, "Volume and Rate Variance Analysis", provides a summary of changes in net interest income resulting from changes in volumes of interest earning assets and interest bearing liabilities (change in volume times prior period rate), and the rates earned and paid on such assets and liabilities (change in rate times prior period volume).

Volume and Rate Variance Analysis

	2007 Compared with 2006			2006 Compared with 2005		
	Volume (1)	Rate (1)	Total	Volume (1)	Rate (1)	Total
	(Dollars in thousands)					
Interest bearing deposits due from banks	$ 3	$ (1)	$ 2	$ (3)	$ 2	$ (1)
Taxable securities	(410)	432	22	(218)	522	304
Tax-exempt securities	129	52	181	463	23	486
Federal funds sold	(53)	87	34	99	408	507
Federal Home Loan Bank stock	(4)	8	4	(1)	15	14
Loans	3,143	592	3,735	1,450	917	2,367
Total interest income	2,808	1,170	3,978	1,790	1,887	3,677
Interest bearing deposits						
Interest bearing transaction accounts	311	114	425	144	831	975
Savings	(91)	13	(78)	(1)	356	355
Time deposits $100M and over	566	535	1,101	287	548	835
Other time deposits	594	837	1,431	287	1,375	1,662
Short-term borrowings	(2)	-	(2)	(22)	6	(16)
Long-term debt	(40)	8	(32)	(59)	12	(47)
Total interest expense	1,338	1,507	2,845	636	3,128	3,764
Net interest income	$ 1,470	$ (337)	$ 1,133	$ 1,154	$ (1,241)	$ (87)

(1) The rate/volume variance for each category has been allocated on a consistent basis between rate and volume variances based on the percentage of rate or volume variance to the sum of the two absolute variances except in categories having balances in only one period. In such cases, the entire variance is attributed to volume variances.

Management currently is not able to predict with any significant degree of certainty either the direction or frequency of changes in interest rates that may occur during 2008. The heightened uncertainty is related to the potential lingering effects of the "liquidity crunch" that arose in short-term credit markets late in the third quarter of 2007 and to the government-initiated response to concerns that a significant number of homeowners across the country could face foreclosure during 2008 because of certain lending practices, primarily in the sub-prime segment of the residential housing loan market. Changes in interest rates that can significantly affect the Company, either positively or negatively, are possible.

Provision for Loan Losses

The provision for loan losses is charged to earnings based on management's continuing review and evaluation of the loan portfolio and its estimate of the related allowance for loan losses. Provisions for loan losses were $594,000, $65,000 and $250,000 for the years ended December 31, 2007, 2006 and 2005, respectively. The larger provision amount for 2007 resulted from higher net charge-offs, a significant increase in loans outstanding at the end of the year, uncertainty about whether the Company's market areas would be susceptible to the declines in real estate values that have been exhibited elsewhere, and an increase in the amount of nonaccrual loans. The allowance for loan losses as a percentage of total loans at year-end was 1.05% for 2007 compared with 1.10% for 2006. Net charge-offs for 2007 were $262,000, an increase of $173,000 over the 2006 amount. See "Impaired Loans," "Potential Problem Loans," "Allowance for Loan Losses" and "The Application of Critical Accounting Policies" for further information and a discussion of the methodology used and factors considered by management in its estimate of the allowance for loan losses.

Other Income

Noninterest income for 2007 increased by $52,000 over the amount for 2006 due to increases in the cash surrender value of life insurance policies owned by the Bank and higher amounts of income from ATM and other debit card-related services. There were no realized gains or losses on sales of investment securities in 2007 or 2006. Service charges on deposit accounts for 2007 were $42,000 less than in 2006 due to lower activity associated with an overdraft protection product. Mortgage brokerage income declined to less than half of its 2006 level as the Company originated more residential mortgage loans for its own portfolio in 2007.

Noninterest income for 2006 increased by $15,000 over the amount for 2005, primarily due to increased sales of credit life insurance and higher amounts of income from ATM and other debit card-related services. There were no realized gains or losses on sales of investment securities in 2006 or 2005. Mortgage brokerage income for 2006 was $42,000 less than for 2005.

Other Expenses

2007 Compared with 2006

Noninterest expense for 2007 increased by $380,000, or 5.6%, over the amount for 2006. Salaries and employee benefits increased by $474,000, or 13.0%, over the amount for 2006 primarily due to $386,000 in deferred compensation expense recognized under the compensation and retention agreements entered into with the Company's Chief Executive Officer, which was partially offset by the non-recurring effects of the adoption of SFAS 123(R) and acceleration of the vesting schedules of all affected options in 2006. Share-based compensation expense recognized in salaries and employee benefits in 2006 was approximately $302,000. During 2006, the Company discontinued granting stock options to its officers and directors; therefore, there was no comparable expense in 2007. The remainder of the increase in salaries and benefits is attributable to normal salary increases, and increases in personnel related to the continued expansion of the Bank's network of offices.

Net occupancy and furniture and equipment expense for 2007 increased by $96,000 over the amounts for 2006 due to higher depreciation, real estate taxes and other expenses related to operating the expanded office network.

Other expenses for 2007 decreased by $190,000 from the 2006 amount. The non-recurring effects of adopting SFAS 123(R) in 2006 included $291,000 of directors' compensation that was then included in other operating expenses. Other expenses decreasing in 2007 including expenses for printing and stationery (down $13,000), advertising and promotion (down $6,000), other real estate expenses (down $5,000), and data processing and software expenses (down $22,000). Other notable increases in other expenses were noted in telephone expense which increased by $9,000 and professional services expense which increased by $83,000 primarily for fees paid to a compensation consultant for services related to the CEO's compensation and retention agreements.

Certain noninterest expenses are expected to continue to increase in 2008, including occupancy and furniture and equipment expense. The Company continues to expand the Bank's network of offices as evidenced by the new Seneca, SC office opened in 2006, a new Highway 81 Anderson, SC office which opened in the fourth quarter of 2007, and the acquisition of property for future expansion near Powdersville, SC. Management closely monitors noninterest expenses so that profitability objectives may be achieved while promoting growth in the Company's market share in Oconee and Anderson counties.

2006 Compared with 2005

Noninterest expense for 2006 increased by $1,332,000, or 24.6%, over the amount for 2005. Salaries and employee benefits increased by $744,000, or 25.6%, over the amount for 2005 primarily due to the effects of the adoption of SFAS 123(R), the opening of the new Seneca banking office, and normal periodic salary increases. Occupancy and furniture and equipment expenses for 2006 increased by $166,000 or 27.1%.

Prior to January 1, 2006, the Company accounted for its stock-based compensation plans under the recognition and measurement principles of Accounting Principles Board ("APB") Opinion No. 25, "Accounting for Stock Issued to Employees," and related interpretations. No stock-based employee compensation cost was previously reflected in net income, as all options granted under those plans had an exercise price equal to the market value of the underlying common stock on the date of grant. The Company previously provided only the pro forma disclosures required by Financial Accounting Standards Board ("FASB") Statement No. 123, "Accounting for Stock-Based Compensation," as amended.

Effective January 1, 2006, the Company adopted SFAS 123(R), "Share-Based Payment." In the fourth quarter of 2006, the Company's Board of Directors modified all outstanding options so that they would be vested immediately. Therefore, all of the compensation costs for all affected options ever granted were included in the determination of net income for 2006.

In the second quarter of 2006, the Company completed construction of a new three-story office building in Seneca, SC where it opened a new full-service banking office and into which it relocated several of its officers and related support staff. As a result, the Walhalla banking office and the deposit and computer operations departments expanded into the floor space previously occupied by those personnel, the older office in Seneca gained additional office space, and the Company realized increased efficiency by having its officers housed in one location.

Income Taxes

For 2007, federal and state income taxes decreased by $37,000 from the 2006 amount. For 2006, federal and state income taxes decreased by $507,000, or 24.8%, to $1,534,000. The effective income tax rates (income tax expense divided by income before income taxes) were 31.0% for 2007, 33.7% for 2006, and 35.4% for 2005. The Company's income from nontaxable sources, such as nontaxable investment securities or loans to local governments, has recently become a more significant factor in the determination of its effective tax rate. Nontaxable securities income totaled $817,000 in 2007, $636,000 in 2006, and $150,000 in 2005. Also, 2007 is the first year in which the Company had income representing increases in the cash surrender value of bank-owned life insurance policies. Such income, which totaled $108,000, is not subject to federal income taxes.

Securities

The following table summarizes the carrying value amounts of securities held by the Company at each of the dates indicated.

Securities Portfolio Composition

	December 31,		
	2007	2006	2005
	(Dollars in thousands)		
Available-for-sale			
Government-sponsored enterprises (GSEs)	$ 56,545	$ 56,204	$ 58,004
State, county and municipal	20,288	18,939	9,960
Mortgage-backed securities issued by GSEs	22,193	27,344	34,106
Total available-for-sale	99,026	102,487	102,070
Held-to-maturity			
Mortgage-backed securities issued by GSEs	5,663	6,595	7,751
Total securities	$ 104,689	$ 109,082	$ 109,821

The following table presents maturities and weighted average yields of securities at December 31, 2007. Yields on tax-exempt state, county and municipal obligations have not been computed on a taxable-equivalent basis.

Securities Portfolio Maturities and Yields

	December 31, 2007									
	Within One Year		After One Year Through Five Years		After Five Years Through Ten Years		After Ten Years		Total	
	Amount	Yield	Amount	Yield	Amount	Yield	Amount	Yield	Amount	Yield
	(Dollars in thousands)									
Government-sponsored enterprises (GSEs)	$ 14,096	3.58%	$ 17,539	4.66%	$ 20,894	5.45%	$ 4,016	5.83%	$ 56,545	4.77%
State, county and municipal	-	0.00%	1,284	3.49%	2,499	3.98%	16,505	4.07%	20,288	4.02%
Mortgage-backed securities issued by GSEs	1,247	3.79%	9,521	3.87%	4,097	3.84%	12,991	4.32%	27,856	4.07%
Total	$ 15,343	3.60%	$ 28,344	4.34%	$ 27,490	5.08%	$ 33,512	4.38%	$ 104,689	4.44%

(1) Maturity categories based upon final stated maturity dates. Average maturity is substantially shorter because of the monthly return of principal on certain securities.

Government-sponsored enterprises ("GSEs") are agencies and corporations established by the U.S. Government, including, among others, the Federal Home Loan Banks, Federal National Mortgage Association, Federal Home Loan Mortgage Corporation and Federal Farm Credit Banks. Securities issued by these enterprises are not obligations of the U.S. Government and are not backed by the full faith and credit of the U.S. Government or otherwise guaranteed by the U.S. Government. Evidencing the high-quality of the issuers, however, these securities generally are eligible to be used as security for public deposits of the U.S. Treasury, government agencies and corporations and states and other political subdivisions. The Company believes that its investment in these securities at these levels is prudent, given the excellent credit ratings of the GSEs. As of December 31, 2007, securities with a carrying value of $63,852,000 were pledged to secure public deposits.

On an ongoing basis, management assigns securities upon purchase into one of three categories (trading, available-for-sale or held-to-maturity) based on intent, taking into consideration other factors including expectations for changes in market rates of interest, liquidity needs, asset/liability management strategies, and capital requirements. The Company has never held securities for trading purposes. During 2007, 2006 and 2005, the Company realized no gains or losses on sales of investment securities. No transfers of available-for-sale or held-to-maturity securities to other categories were made in any of the years 2005 through 2007.

The investment portfolio decreased by $4,393,000 in 2007 from the 2006 year-end amount. During 2007, the Company's investment in securities issued by GSEs increased only minimally, securities issued by state, county and municipal governments increased by $1,349,000, or 7.1%, and investments in mortgage-backed securities issued by GSEs decreased by $6,083,000, or 17.9%. The Company last purchased mortgage-backed securities issued by GSEs in July 2005. Income from securities issued by state, county and municipal governments is generally exempt from federal income taxes. Through the interest rate cycle, the advantages of holding different types of securities, and management's preferences among categories of earning assets, change. Consequently, the composition of the investment portfolio may change as management continually seeks to maximize the yield realized from earning assets within the constraints of other risk mitigation policies.

The investment portfolio decreased by $739,000 in 2006 from the 2005 year-end amount. During 2006, the Company's investment in securities issued by state, county and municipal governments increased by $8,979,000 while its investment in mortgage-backed securities issued by GSEs decreased by $7,918,000, continuing a trend which began in 2005.

The overall yield on investment securities held as of December 31, 2007 was 4.44%, compared with 4.10% as of December 31, 2006 and 3.61% as of December 31, 2005. Short-term market rates of interest were steady for the first half of 2007 before declining somewhat in the latter half of the year. Those rates increased somewhat during 2006 and more dramatically in 2005. Longer-term interest rates have been relatively more stable. These external factors determine the yields available on investment securities and contribute significantly to the Company's pricing structure for its loan and deposit products.

All mortgage-backed securities held by the Company in 2007 and 2006 were issued by the Federal Home Loan Mortgage Corporation, the Federal National Mortgage Association or the Government National Mortgage Association.

Loan Portfolio

Management believes the loan portfolio is adequately diversified. There are no concentrations of loans in any particular individual, industry or groups of related individuals or industries, and there are no foreign loans. The Company's loan portfolio is, however, dependent upon economic and other factors that affect its local market area.

The amounts of loans outstanding as of the end of each of the last five years, and the percentage of each category to total loans, are shown in the following tables according to type of loan:

Loan Portfolio Composition

	December 31,				
	2007	2006	2005	2004	2003
	(Dollars in thousands)				
Commercial, financial and industrial					
Commercial and industrial	$ 22,042	$ 22,268	$ 20,873	$ 21,907	$ 20,592
Purchasing or carrying securities	1,823	2,000	2,136	2,372	2,323
Real estate - construction	2,201	1,982	674	338	436
Real estate - mortgage					
1-4 family residential	131,944	98,708	72,774	65,360	58,762
Multifamily (5 or more) residential	2,421	1,900	1,229	1,036	2,095
Nonfarm, nonresidential	50,833	47,337	46,544	43,589	40,834
Consumer installment					
Credit card and checking credit	1,407	1,334	1,148	1,036	998
Other	31,460	27,437	23,940	22,137	21,610
Total loans	$ 244,131	$ 202,966	$ 169,318	$ 157,775	$ 147,650

Percentage Loan Portfolio Composition

	December 31,				
	2007	2006	2005	2004	2003
Commercial, financial and industrial					
Commercial and industrial	9.0%	11.0%	12.3%	13.9%	13.9%
Purchasing or carrying securities	0.8%	1.0%	1.3%	1.5%	1.6%
Real estate - construction	0.9%	1.0%	0.4%	0.2%	0.3%
Real estate - mortgage					
1-4 family residential	54.0%	48.6%	43.0%	41.4%	39.8%
Multifamily (5 or more) residential	1.0%	0.9%	0.7%	0.7%	1.4%
Nonfarm, nonresidential	20.8%	23.3%	27.5%	27.6%	27.7%
Consumer installment					
Credit card and checking credit	0.6%	0.7%	0.7%	0.7%	0.7%
Other	12.9%	13.5%	14.1%	14.0%	14.6%
Total loans	100.0%	100.0%	100.0%	100.0%	100.0%

A certain degree of risk taking is inherent in the extension of credit. Management has established loan and credit policies and practices designed to control both the types and amounts of risks assumed, and to minimize losses. Such policies and practices include limitations on loan-to-collateral values for various types of collateral, requirements for appraisals of real estate collateral, problem loan management practices and collection procedures, and nonaccrual and charge-off guidelines.

Total loans grew $41,165,000 or 20.3% in 2007, compared with $33,648,000 or 19.9% in 2006. The ratio of total loans to total deposits at the end of 2007 was 68.6%, compared with 65.9% at the end of 2006. The percentage composition of the loan portfolio as to type of loan trended more toward loans secured by 1-4 family residential real estate and away from commercial, financial and industrial loans during the five year period ended December 31, 2007.

Commercial and industrial loans primarily represent loans to businesses, and may be made on either a secured or an unsecured basis. When taken, collateral usually consists of liens on receivables, equipment, inventories, furniture and fixtures. Unsecured business loans are generally short-term with emphasis on repayment strengths and low debt-to-worth ratios. During 2007, total commercial and industrial loans decreased by $226,000 or 1.0%, compared with an increase of $1,395,000 or 6.7%, during 2006. Loans mainly for business and investment purposes that are secured by real estate (nonfarm, nonresidential) increased by $3,496,000 or 7.4% in 2007, compared with an increase of $793,000 or 1.7% in 2006. Commercial lending involves significant risk because repayment usually depends on the cash flows generated by a borrower's business, and the debt service capacity of a business can deteriorate because of downturns in national and local economic conditions. To control risk, more in-depth initial and continuing financial analysis of a borrower's cash flows and other financial information is generally required.

Real estate construction loans generally consist of financing the construction of 1-4 family dwellings and some nonfarm, nonresidential real estate. Usually, loan-to-value ratios are limited to 75% and permanent financing commitments are usually required prior to the advancement of loan proceeds.

Loans secured by real estate mortgages comprised approximately 76% and 73% of the Company's loan portfolio at the end of 2007 and 2006, respectively. Real estate mortgage loans of all types grew $37,253,000 during 2007 and by $27,398,000 during 2006. Residential real estate loans consist mainly of first and second mortgages on single family homes, with some multifamily home loans. Loan-to-value ratios for these instruments are generally limited to 80%. Nonfarm, nonresidential real estate loans are secured by business and commercial properties with loan-to-value ratios generally limited to 70%. The repayment of both residential and business real estate loans is dependent primarily on the income and cash flows of the borrowers, with the real estate serving as a secondary or liquidation source of repayment. The Company does not originate high-risk mortgage loans such as so-called option ARMs, loans with high loan-to-value ratios (without requiring the purchaser to obtain private mortgage insurance), loans with fixed monthly payment amounts that are less than the interest accrued on the loan, or loans with low initial monthly payments that increase to much higher levels at some future time.

Real estate values in the Company's market areas, particularly residential real properties, have so far remained relatively steady and have not suffered the precipitous decreases seen in some areas, though there can be no assurance that such values will not suffer declines in the future. High foreclosure rates drive down property values, are related to higher crime rates, displace families, and have other negative effects on the local and national economies. National political and industry leaders recently have been working to encourage private-sector programs whereby lenders and mortgage servicers would be able to work with distressed borrowers to prevent a glut of foreclosures. By reworking loan terms, including eliminating or reducing to a manageable level the payment shock that often results when certain adjustable-rate loans "reset," it may be possible for borrowers to continue making monthly payments and remain in their homes. In addition, the Federal Reserve recently has initiated a series of interest rate cuts to provide stimulus to the national economy and has on several occasions proactively provided liquidity to the banking system.

Maturity and Interest Sensitivity Distribution of Loans

The following table sets forth the maturity distribution of the Company's loans, by type, as of December 31, 2007, as well as the type of interest requirement on such loans.

	December 31, 2007			
	Due in One Year or Less	Due after One through Five Years	Due after Five Years	Total
	(Dollars in thousands)			
Commercial, financial and industrial	$ 10,199	$ 12,624	$ 1,042	$ 23,865
Real estate - construction	519	1,624	58	2,201
Real estate - mortgage	68,804	75,154	41,240	185,198
Consumer installment	8,747	21,276	2,844	32,867
Total loans	$ 88,269	$ 110,678	$ 45,184	$ 244,131
Predetermined rate, maturity greater than one year		$ 101,348	$ 10,635	$ 111,983
Variable rate or maturity within one year	$ 88,269	$ 9,330	$ 34,549	$ 132,148

Impaired Loans

Impaired loans are those loans on which, based on current information and events, it is probable that the Company will be unable to collect all amounts due according to the contractual terms of the loan agreement. Loans which management has identified as impaired generally are nonperforming loans. Nonperforming loans include nonaccrual loans and loans which are 90 days or more delinquent as to principal or interest payments. The Company had no loans accounted for as troubled debt restructurings in the past five years. Following is a summary of the Company's impaired loans:

Nonaccrual and Past Due Loans

	December 31,				
	2007	2006	2005	2004	2003
	(Dollars in thousands)				
Nonaccrual loans	$ 625	$ 50	$ 900	$ 1,465	$ 997
Accruing loans 90 days or more past due	-	-	5	9	-
Total	$ 625	$ 50	$ 905	$ 1,474	$ 997
Percent of total loans	0.3%	0.0%	0.5%	0.9%	0.7%

When an impaired loan is 90 days or more past due as to interest or principal or there is serious doubt as to ultimate collectibility, the accrual of interest income is generally discontinued. Previously accrued interest on loans placed in a nonaccrual status is reversed against current income, and subsequent interest income is recognized on a cash basis when received. When the collectibility of a significant amount of principal is in serious doubt, collections are credited first to the remaining principal balance on a cost recovery basis. An impaired nonaccrual loan is not returned to accrual status unless principal and interest are current and the borrower has demonstrated the ability to continue making payments as agreed. The amount of interest income that would have been included in income if nonaccrual loans had been current in accordance with their terms and the amounts of interest income actually accrued and collected were immaterial to the consolidated financial statements for 2007, 2006 and 2005.

As of December 31, 2007, there were no irrevocable commitments to lend additional funds to debtors owing amounts on nonaccrual loans.

Potential Problem Loans

Management has identified and maintains a list of potential problem loans that are not included in impaired loans (nonaccrual or past due 90 days or more and still accruing). A loan is added to the potential problem list when management becomes aware of information about possible credit problems of borrowers that causes doubts as to the ability of such borrowers to comply with the current loan repayment terms. The total amount of loans outstanding at December 31, 2007 determined by management to be potential problem loans was $3,088,000, a decrease of $88,000 from the amount of such loans as of December 31, 2006. This amount does not represent management's estimate of potential losses since a large proportion of such loans is secured by various types of collateral. The following table presents information about the types of collateral securing potential problem loans.

	December 31, 2007	
	Amount	%
	(Dollars in thousands)	
Real estate mortgage	$ 2,349	76.1%
Vehicles	131	4.2%
Mobile homes	16	0.5%
Other	467	15.1%
Unsecured	125	4.1%
Total	$ 3,088	100.0%

Allowance for Loan Losses

The table, "Summary of Loan Loss Experience", summarizes loan balances at the end of each period indicated, averages for each period, changes in the allowance arising from charge-offs and recoveries by loan category, and additions to the allowance which have been charged to expense.

Management believes that an aggregate evaluation that emphasizes individual loan risk grades and specific problem loan allocations is more meaningful than an allocation by loan categories. Management is not aware of any significant degree of increased exposure, risk of collection or other adverse features in any particular category of loans. See "The Application of Critical Accounting Policies" for further discussion of the factors and procedures used by management in estimating the allowance for loan losses.

Summary of Loan Loss Experience

	2007	2006	2005	2004	2003
	Years Ended December 31, (Dollars in thousands)				
Total loans outstanding at end of period	$ 244,131	$ 202,966	$ 169,318	$ 157,775	$ 147,650
Average amount of loans outstanding	224,353	184,032	164,243	152,546	142,322
Balance of allowance for loan losses - beginning	$ 2,242	$ 2,266	$ 2,240	$ 2,197	$ 1,950
Loans charged off					
Commercial and industrial	88	13	-	31	305
Real estate - mortgage	13	6	61	104	-
Consumer installment	191	115	242	226	-
Total charge-offs	292	134	303	361	305
Recoveries of loans previously charged off					
Commercial and industrial	-	-	-	6	30
Real estate - mortgage	-	31	10	-	-
Consumer installment	30	14	69	18	-
Total recoveries	30	45	79	24	30
Net charge-offs	262	89	224	337	275
Additions to allowance charged to expense	594	65	250	380	522
Balance of allowance for loan losses - ending	$ 2,574	$ 2,242	$ 2,266	$ 2,240	$ 2,197
Ratios					
Net charge-offs to average loans	0.12%	0.05%	0.14%	0.22%	0.19%
Net charge-offs to loans at end of period	0.11%	0.04%	0.13%	0.21%	0.19%
Allowance for loan losses to average loans	1.15%	1.22%	1.38%	1.47%	1.54%
Allowance for loan losses to loans at end of period	1.05%	1.10%	1.34%	1.42%	1.49%
Net charge-offs to allowance for loan losses	10.18%	3.97%	9.89%	15.04%	12.52%
Net charge-offs to provision for loan losses	44.11%	136.92%	89.60%	88.68%	52.68%

Deposits

The average amounts and percentage composition of deposits held by the Company for the years ended December 31, 2007, 2006 and 2005, are summarized below:

Average Deposits

	2007		2006		2005	
	Years Ended December 31, (Dollars in thousands)					
	Amount	%	Amount	%	Amount	%
Noninterest bearing demand	$ 40,099	12.0%	$ 38,197	12.7%	$ 34,675	12.8%
Interest bearing transaction accounts	57,117	17.1%	46,942	15.6%	36,111	13.4%
Savings	25,042	7.5%	28,513	9.5%	28,586	10.6%
Time deposits $100M and over	85,815	25.6%	72,936	24.3%	64,821	24.0%
Other time deposits	126,588	37.8%	114,091	37.9%	105,798	39.2%
Total deposits	$334,661	100.0%	$300,679	100.0%	$269,991	100.0%

As of December 31, 2007, there were $96,547,000 in time deposits of $100,000 or more. Approximately $25,246,000 mature within three months, $32,252,000 mature over three through six months, $34,559,000 mature over six through twelve months and $4,490,000 mature after one year. This level of large time deposits, as well as the growth in other deposits, is attributed to growth planned by management. The vast majority of time deposits $100,000 and over are acquired within the Company's market areas in the ordinary course of business from customers with standing banking relationships. As of December 31, 2007, approximately $23,345,000 of time deposits of $100,000 or more represented deposits of local governmental entities. It is a common industry practice not to consider time deposits of $100,000 or more as core deposits since their retention can be influenced heavily by rates offered. Therefore, such deposits have the characteristics of shorter-term purchased funds. Certificates of deposit $100,000 and over require that the Company achieve and maintain an appropriate matching of maturity distributions and a diversification of sources to achieve an appropriate level of liquidity. The Company does not purchase brokered deposits.

Return on Equity and Assets

The following table shows the return on assets (net income divided by average total assets), return on equity (net income divided by average equity), dividend payout ratio (dividends declared per share divided by net income per share), and equity to assets ratio (average equity divided by average total assets) for each period indicated.

	Years Ended December 31,		
	2007	2006	2005
Return on assets	0.88%	0.89%	1.21%
Return on equity	9.46%	9.87%	13.65%
Dividend payout ratio	0.00%	0.00%	0.00%
Equity to assets ratio	9.31%	9.00%	8.89%

Liquidity

Liquidity is the ability to meet current and future obligations through liquidation or maturity of existing assets or the acquisition of additional liabilities. Adequate liquidity is necessary to meet the requirements of customers for loans and deposit withdrawals in the most timely and economical manner. Some liquidity is ensured by maintaining assets which are convertible immediately into cash at minimal cost (amounts due from banks and federal funds sold). However, the most manageable sources of liquidity are composed of liabilities, with the primary focus on liquidity management being on the ability to obtain deposits within the Company's market areas. Core deposits (total deposits less time deposits of $100,000 and over) provide a relatively stable funding base, and the average of these deposits represented 65.8% of average total assets during 2007 compared with 67.0% during 2006. Deposits of several local governmental entities comprised approximately 12% and 13% of total deposits at the end of 2007 and 2006, respectively. Because of the potentially volatile nature of this funding source, the Bank maintains membership in the Federal Home Loan Bank of Atlanta (the "FHLB") in order to gain access to its credit programs. During 2004, the banking subsidiary obtained approximately $10,000,000 of short-term borrowings and long-term debt from the FHLB. As of December 31, 2007, $4,500,000 of these borrowings remained outstanding and the banking subsidiary is eligible to borrow up to an additional $39,779,000 from the FHLB. Such borrowings are secured by a lien on its investment in FHLB stock and certain first mortgage residential loans held. The amount of eligible collateral instruments remaining available as of December 31, 2007 to secure any additional FHLB borrowings totaled approximately $29,211,000. In addition, the banking subsidiary has available unused short-term lines of credit to purchase up to an additional $10,900,000 of federal funds from unrelated correspondent institutions. The lines generally limit the period of time that any related borrowings may be outstanding and are cancelable at any time in the sole discretion of the lender. Asset liquidity is provided from several sources, including amounts due from banks and federal funds sold. Securities available-for-sale and funds available from maturing loans and paydowns of mortgage-backed securities provide secondary sources of liquidity.

Community First Bancorporation's ability to meet its cash obligations or to pay any possible future cash dividends to shareholders is dependent primarily on the successful operation of the subsidiary bank and its ability to pay cash dividends to the parent company. Any of the banking subsidiary's cash dividends in excess of the amount of the subsidiary's current year-to-date earnings ($3,346,000 at December 31, 2007) are subject to the prior approval of the South Carolina Commissioner of Banking. In addition, dividends paid by the banking subsidiary to the parent company would be prohibited if the effect thereof would cause the Bank's capital to be reduced below applicable minimum regulatory requirements. In 2007, 2006 and 2005, the parent company received no cash dividends from its banking subsidiary. Under Federal Reserve Board regulations, the amounts of loans or advances from the banking subsidiary to the parent company are also restricted.

Management believes that the overall liquidity sources of both the Company and its banking subsidiary are adequate to meet their operating needs.

Capital Resources

Shareholders' equity increased by $4,696,000 and $4,361,000 during 2007 and 2006, respectively. During 2007, net income increased shareholders' equity by $3,331,000 and the exercise of stock options and related income tax benefits provided increases totaling $566,000. Other comprehensive income or loss, which consisted of the change in unrealized holding gains and losses on available-for-sale securities, net of deferred tax effects, increased shareholders' equity by $804,000. Approximately $5,000 was paid in lieu of the issuance of fractional shares in conjunction with the 10% stock dividend declared in 2007. During 2006, net income increased shareholders' equity by $3,018,000 and the exercise of employee stock options provided an increase of $83,000. Share-based compensation costs included in net income were offset by increases in additional paid-in capital totaling $593,000, as required by SFAS 123(R). Other comprehensive income or loss, which consisted of the change in unrealized holding gains and losses on available-for-sale securities, net of deferred tax effects, increased shareholders' equity by $673,000. Approximately $6,000 was paid in lieu of the issuance of fractional shares in conjunction with the 5% stock dividend declared in 2006.

The Company and its banking subsidiary are each subject to regulatory risk-based capital adequacy standards. Under these standards, bank holding companies and banks are required to maintain certain minimum ratios of capital to risk-weighted assets and average total assets. Under the provisions of the Federal Deposit Insurance Corporation Improvement Act of 1991 ("FDICIA"), federal bank regulatory authorities are required to implement prescribed "prompt corrective actions" upon the deterioration of the capital position of a bank or bank holding company. If the capital position of an affected institution were to fall below certain levels, increasingly stringent regulatory corrective actions are mandated. Unrealized holding gains and losses on available-for-sale securities are generally excluded for purposes of calculating regulatory capital ratios. However, the extent of any unrealized appreciation or depreciation on securities will continue to be a factor that regulatory examiners consider in their overall assessment of capital adequacy.

Quantitative measures established by regulation to ensure capital adequacy require both the Company and the Bank to maintain minimum amounts and ratios, as set forth in the table below, of Total and Tier 1 Capital, as defined in the regulation, to risk weighted assets, as defined, and of Tier 1 Capital, as defined, to average assets, as defined. Management believes, as of December 31, 2007 and 2006, that the Company and the Bank exceeded all capital adequacy minimum requirements to which they were subject.

To be categorized as well capitalized as defined in Federal Deposit Insurance Act, the Bank must maintain minimum Total risk-based, Tier 1 risk-based, and Tier 1 leverage ratios as set forth in the table below. Federal regulators may also categorize the Bank as less than well capitalized based on subjective criteria. Bank holding companies with higher levels of risk, or that are experiencing or anticipating significant growth, are expected by the Federal Reserve to maintain capital well above the minimums. There are no conditions or events that management believes would cause the Company's or the Bank's category to be other than that resulting from meeting the minimum ratio requirements.

	Actual		Minimum for Capital Adequacy		Minimum to be Well Capitalized	
	Amount	Ratio	Amount	Ratio	Amount	Ratio
December 31, 2007			(Dollars in thousands)			
The Company						
Total Capital to risk weighted assets	$ 40,405	17.3%	$ 18,642	8.0%	NA	NA
Tier 1 Capital to risk weighted assets	$ 37,831	16.2%	$ 9,321	4.0%	NA	NA
Tier 1 Capital to average assets (leverage)	$ 37,831	9.7%	$ 15,594	4.0%	NA	NA
Community First Bank						
Total Capital to risk weighted assets	$ 38,763	17.3%	$ 18,642	8.0%	$ 23,302	10.0%
Tier 1 Capital to risk weighted assets	$ 36,189	16.2%	$ 9,321	4.0%	$ 13,981	6.0%
Tier 1 Capital to average assets (leverage)	$ 36,189	9.7%	$ 15,594	4.0%	$ 19,492	5.0%
December 31, 2006						
The Company						
Total Capital to risk weighted assets	$ 35,457	15.7%	$ 18,063	8.0%	NA	NA
Tier 1 Capital to risk weighted assets	$ 33,215	14.7%	$ 9,032	4.0%	NA	NA
Tier 1 Capital to average assets (leverage)	$ 33,215	9.7%	$ 13,737	4.0%	NA	NA
Community First Bank						
Total Capital to risk weighted assets	$ 34,997	15.5%	$ 18,063	8.0%	$ 22,579	10.0%
Tier 1 Capital to risk weighted assets	$ 32,755	14.5%	$ 9,032	4.0%	$ 13,547	6.0%
Tier 1 Capital to average assets (leverage)	$ 32,755	9.5%	$ 13,738	4.0%	$ 17,172	5.0%

Inflation

Since the assets and liabilities of a bank are primarily monetary in nature (payable in fixed, determinable amounts), the performance of a bank is affected more by changes in interest rates than by inflation. Interest rates generally increase as the rate of inflation increases, but the magnitude of the change in rates may not be the same.

While the effect of inflation on banks is normally not as significant as is its influence on those businesses having large investments in plant and inventories, it does have an effect. During periods of high inflation, there are normally corresponding increases in the money supply, and banks will normally experience above-average growth in assets, loans and deposits. Also, general increases in the prices of goods and services will result in increased operating expenses.

Off-Balance Sheet Arrangements, Contractual Obligations and Contingent Liabilities and Commitments

The Company presently engages in only limited off-balance sheet arrangements. Such arrangements are defined as potentially material transactions, agreements, or other contractual arrangements which the Company has entered into that involve an entity that is not consolidated into its financial statements and, under which the Company, whether or not it is a party to the arrangement, has, or in the future may have:

- any obligation under a direct or indirect guarantee or similar arrangement;
- a retained or contingent interest in assets transferred to an unconsolidated entity or similar arrangement;
- derivatives, to the extent that the fair value thereof is not fully reflected as a liability or asset in the financial statements; or
- any obligation or liability, including a contingent obligation or liability, to the extent that it is not fully reflected in the financial statements (excluding the footnotes thereto).

The Company's off-balance-sheet arrangements presently include only commitments to extend credit and standby letters of credit. Such instruments have elements of credit risk in excess of the amount recognized in the balance sheet. The exposure to credit loss in the event of nonperformance by the other parties to these instruments is represented by the contractual, or notional, amount of those instruments. Generally, the same credit policies used for on-balance sheet instruments, such as loans, are used in extending loan commitments and letters of credit. The following table sets out the contractual amounts of those arrangements:

	December 31, 2007	December 31, 2006
	(Dollars in thousands)	
Loan commitments	$ 35,954	$ 33,764
Standby letters of credit	1,039	1,114

Loan commitments involve agreements to lend to a customer as long as there is no violation of any condition established in the contract. Commitments generally have fixed expiration dates or other termination clauses and some involve payment of a fee. Many of the commitments are expected to expire without being fully drawn; therefore, the total amount of loan commitments does not necessarily represent future cash requirements. Each customer's creditworthiness is evaluated on a case-by-case basis. The amount of collateral obtained, if any, upon extension of credit is based on management's credit evaluation of the borrower. Collateral held varies but may include commercial and residential real properties, accounts receivable, inventory and equipment.

Standby letters of credit are conditional commitments to guarantee the performance of a customer to a third party. The credit risk involved in issuing standby letters of credit is the same as that involved in making loan commitments to customers.

The Bank obtained the required regulatory approval to purchase land on which it plans to construct a new banking office building in Powdersville, South Carolina. The Bank has not yet applied for regulatory approval to open that office and no budgets or timetables for construction have yet been made.

As described under "Liquidity," management believes that its various sources of liquidity provide the resources necessary for the Bank to fund the loan commitments and to perform under standby letters of credit, if the need arises. Neither the Company nor the Bank are involved in other off-balance sheet contractual relationships or transactions that could result in liquidity needs or other commitments or significantly impact earnings.

Short-Term Borrowings

The Company did not have any short-term borrowings outstanding at any time during 2007.

The Application of Critical Accounting Policies

The consolidated financial statements are based on the selection and application of accounting principles generally accepted in the United States of America, which require management to make estimates and assumptions about future events that affect the amounts reported in the financial statements and accompanying notes. Future events and their effects cannot be determined with absolute certainty. Therefore, the determination of estimates requires the exercise of judgment. Actual results could differ from those estimates, and any such differences may be material to the financial statements. Management believes that the provision and allowance for loan losses discussed below is a critical accounting policy that may involve a higher degree of judgment and complexity in its application and represents the critical accounting policy used in the preparation of the Company's financial statements. If different assumptions or conditions were to prevail, the results could be materially different from the reported results.

Management has discussed the selection, development and disclosure of this critical accounting policy's methodology and assumptions with the Company's audit committee to enhance that body's awareness of those factors and to enable the committee to assess the appropriateness of management's procedures and conclusions, and its disclosures about this accounting policy.

Provision and Allowance for Loan Losses

The Company is required to estimate the collectibility of its loan portfolio as of each accounting period end and, based on such estimates, provide for an allowance for loan losses. The allowance for loan losses is increased by the provision for loan losses charged to expense, and any recoveries received on loans previously charged off. The allowance is decreased by deducting the amount of uncollectible loans charged off.

A considerable amount of judgment is required in order to compute an estimate of the amount of the allowance for loan losses. Management's judgments must be applied in assessing the current creditworthiness of the Company's borrowers and in estimating probable losses incurred in the loan portfolio based on factors discussed below and their potential effects based on currently known facts and circumstances. Changes in the estimated allowance for loan losses arising as new events occur or more information is obtained are accounted for as changes in accounting estimates in the accounting period in which such a change occurs.

The allowance for loan losses is composed of specific, general and unallocated amounts. Specific allowance amounts are provided for individual loans based on management's evaluation of the Company's loss exposure taking into account the current payment status, underlying collateral and other known information about a particular borrower's circumstances. Typically, these loans are identified as impaired or have been assigned internal risk grades of management attention, special mention, substandard or doubtful. General amounts are provided for all other loans, excluding those for which specific amounts were determined, by applying estimated loss percentages to the portfolio categorized using risk grades. These percentages are based on management's current evaluation with consideration given to historical loss experience. The unallocated portion of the allowance consists of an amount believed to be appropriate to provide for the elements of imprecision and estimation risk inherent in the specific and general amounts and is determined based on management's evaluation of various conditions that are not directly measured by the other components of the allowance. This evaluation includes general national and local economic and business conditions affecting key lending market areas, credit quality trends, collateral values, loan volumes, portfolio seasoning, and any identified credit concentrations. The findings of internal credit reviews and results from external audits and regulatory examinations are also considered.

The Company utilizes its risk grading system for all loans held in the portfolio. This system involves the Company's lending officers assigning a risk grade, on a loan-by-loan basis, considering information about the borrower's capacity to repay, collateral, payment history, and other known factors. Risk grades assigned are updated monthly for any known changes in circumstances affecting the borrower or the loan. The risk grading system is monitored on a continuing basis by management and validated by the Company's independent external credit review firm.

The provision for loan losses charged to expense increased in 2007 to $594,000 compared with $65,000 in 2006 and $250,000 for 2005. The allowance for loan losses at the end of 2007 was $2,574,000, an increase of $332,000 from the allowance of $2,242,000 as of the end of 2006. As a percentage of total loans outstanding at year end, the allowance for loan losses was 1.05%, 1.10%, 1.34%, 1.42%, and 1.49% for 2007, 2006, 2005, 2004 and 2003, respectively.

A significant increase in the amount of loans outstanding during 2007, higher amounts of net charge-offs, heightened uncertainty about the degree of protection available to the Bank from residential properties taken as collateral due to the negative pressure on property values stemming from the mortgage lending crisis, higher levels of nonaccrual loans and only a slight reduction in potential problem loans were factors leading to the increase in the provision for loan losses in 2007. Although the Company uses conservative underwriting standards, including adhering to prudent loan-to-value ratios, the values of properties taken as collateral generally are determined by appraisal processes that rely, in part, on other recent local transactions as an indicator of value. If values in a local market become overstated due to relaxed credit standards of other lenders or other factors, appraisals become less reliable indicators of the properties' true values. While management believes that the appraised values of real estate in the Company's markets have been fairly stated, there remains a higher-than-normal possibility that property values could decline if economic conditions deteriorate significantly.

Higher levels of loans collateralized by mortgages on real estate, lower amounts of nonperforming loans, and a significantly lower incidence in loan charge-offs in 2006 contributed to the decrease in the 2006 provision for loan losses. The Company's loan portfolio increasingly is collateralized by residential and commercial real estate. Such collateral, combined with other conservative underwriting standards, is believed to offer the Company substantial protection from ultimately incurring losses in the event that foreclosure and liquidation of the collateral is necessary, though there can be no assurances to that effect.

The $250,000 provision for loan losses 2005 resulted primarily from increases in potential problem loans, the $11,543,000 growth of the loan portfolio, and was influenced by lower net charge-offs that reflected both a reduced level of charge-offs and higher recoveries of amounts previously charged against the allowance. Net charge-offs to average loans in 2005 was, however, substantially lower than the trailing four-year average of that measure.

In 2004, the $380,000 provision for loan losses resulted primarily from higher levels of charge-offs, increased levels of nonaccrual and potential problem loans, changes in the economic characteristics of the Company's market area, uncertainty about the effect of increasing interest rates on loan customers' abilities to cope with potentially higher repayment requirements, and growth of the loan portfolio.

In 2003, the $522,000 provision for loan losses resulted primarily from uncertainty caused by the bankruptcy of the funding subsidiary of a local mortgage banking operation which resulted in losses of approximately $200,000,000 among local investors. In making its judgments about the percentage factors applied to loan risk grade categories in 2003, management was relatively pessimistic about local conditions. Several key factors influenced management's development of its loan loss estimates that year, including increases in loans outstanding, net loan charge-offs, impaired or non-performing loans and potential problem loans over the previous three years.

Management believes that the local economy remains relatively healthy and the effects on the Company's borrowers from the 2003 bankruptcy are now better understood. Manufacturing remains a significant sector of the local economy, but it continues to be affected by industry pressures including increased off-shoring of production, especially as related to textile products. Total year-end loans grew 20.3%, 19.9% and 7.3% in 2007, 2006 and 2005, respectively. Net loan charge-offs increased to $262,000 in 2007 and decreased to $89,000 in 2006 from $224,000 in 2005. As of the end of 2007, impaired loans increased to $625,000 compared with $50,000 one year earlier, representing an increase of $575,000. Potential problem loans were $3,088,000 as of the end of 2007 compared with $3,176,000 as of the end of 2006 and $2,148,000 at the end of 2005. Collateral values of real estate and vehicles taken on many of the loans recognized as impaired and potential problem loans in prior years have so far helped keep charge-offs relatively low considering the total credit exposures present in those loans.

Management has established loan and credit policies and practices that are designed to control credit risks as a part of the loan underwriting process. These policies and practices include, for example, requirements for minimum loan to collateral value ratios, real estate appraisal requirements, and obtaining credit and financial information on borrowers. However, if the capacity for borrowers to repay and/or collateral values should deteriorate subsequent to the underwriting process, the estimate of the provision and allowance for loan losses might increase, thereby decreasing net income and shareholders' equity. The total amount of loans secured by real estate mortgages increased by $83,507,000, or 82.1%, from $101,691,000 at the end of 2003 to $185,198,000 at the end of 2007. Of this increase, $73,182,000 consisted of loans secured by 1-4 family residential real estate mortgages, and $9,999,000 consisted of loans secured by nonfarm, nonresidential real estate mortgages. A significant or prolonged downturn in national and local economic and business conditions could negatively affect the borrowers' capacity to repay these loans as well as the value of the underlying collateral. This scenario would be likely to substantially increase the level of impaired or non-performing loans and non-earning foreclosed assets and increase overall credit risk by shrinking the margin of collateral values as compared with loans outstanding. Another factor that could adversely affect borrowers' ability to make payments in accordance with loan terms is the potential for continued increases in rates charged for loans. The Company has a significant amount of variable rate loans outstanding. In addition, some loans are refinanced at maturity rather than being paid out in a lump sum. If interest rates were to increase sharply in a short time period, some loan customers might not be able to afford payments on loans made or repriced at the higher resulting interest rates, nor would they necessarily be able to obtain more favorable terms elsewhere. This could also cause an increase in the amounts of impaired or non-performing assets and other credit risks.

Impact of Recent Accounting Changes

Hybrid Financial Instruments - The provisions of Statement of Financial Accounting Standards No. 155 ("SFAS No. 155"), "Accounting for Certain Hybrid Financial Instruments, an amendment of FASB Statements No. 133 and 140," were effective January 1, 2007. The Company has no affected financial instruments and adoption of the Statement had no effect on the Company's consolidated financial statements.

Servicing of Financial Assets - The provisions of Statement of Financial Accounting Standards No. 156 ("SFAS No. 156"), "Accounting for Servicing of Financial Assets, an amendment of FASB Statement No. 140" were effective January 1, 2007. This Statement potentially simplified the accounting for separately recognized loan servicing assets and liabilities and any financial instruments used to hedge risks associated with those assets and liabilities. Under SFAS 156, separately recognized servicing assets and liabilities are accounted for initially at fair value, if practicable, and subsequently are accounted for either at fair value or amortized over the economic lives of the related loans. If the fair value method of subsequent valuation is elected, SFAS No. 156 permits income statement recognition of the potential offsetting changes in the fair values of the financial servicing rights and liabilities and the derivative instruments used to hedge them in the same accounting period. The Company currently has no separately recognized loan servicing rights or liabilities, and adoption of SFAS No. 156 had no effect on the Company's consolidated financial statements.

Fair Value Measurements - The provisions of Statement of Financial Accounting Standards No. 157 ("SFAS No. 157"), "Fair Value Measurements," are effective for fiscal years beginning after November 15, 2007 (January 1, 2008 for the Company). SFAS No. 157 defines fair value and establishes a framework for measuring fair value in GAAP. The Statement describes fair value as being based on a hypothetical transaction to sell an asset or transfer a liability at a specific measurement date, as considered from the perspective of a market participant who holds the asset or owes the liability (an exit price perspective). In addition, fair value should be viewed as a market-based measurement, rather than an entity-specific measurement. Therefore, fair value should be determined based on the assumptions that market participants would use in pricing an asset or liability, including all risks and restrictions that may be associated with that asset or liability. SFAS No. 157 does not amend the definition of fair value used in conjunction with Share-Based Payments accounted for under SFAS No. 123(R). The adoption of SFAS No. 157 in 2008 is not expected to have a material effect on the Company's consolidated financial statements.

Accounting for Uncertainty in Income Taxes - The provisions of Financial Accounting Standards Board Interpretation No. 48 ("FIN 48"), "Accounting for Uncertainty in Income Taxes, an interpretation of FASB Statement No. 109," clarify the accounting for uncertainty in income tax positions. FIN 48 prescribes a two-step evaluation process that includes both a recognition threshold and a measurement attribute for tax positions taken or expected to be taken in a tax return. The provisions of FIN 48 were effective for the Company as of January 1, 2007. The adoption of FIN 48 did not have a material effect on the Company's consolidated financial statements.

Fair Value Option –The provisions of Statement of Financial Accounting Standards No. 159 ("SFAS No. 159"), "The Fair Value Option for Financial Assets and Financial Liabilities Including an amendment of FASB Statement No. 115," are effective as of January 1, 2008. SFAS No 159 allows entities to choose whether or not to measure many financial instruments and certain other items at fair value. However, the Statement also specifies the times at which an entity is allowed choose to elect the fair value option for a particular item. For eligible financial instruments that an entity elects to measure at fair value, all changes in fair value, including both unrealized and realized gains and losses, will be recognized in income. The Company currently does not expect to value any items using the fair value option of SFAS No. 159 and adoption of the Statement, therefore, is expected to have no effect on the Company's financial statements.

Quantitative and Qualitative Disclosures about Market Risk

Market risk for the Company consists primarily of interest rate risk, particularly with respect to appropriately aligning the repricing characteristics of its earning assets and interest bearing funding sources. Management actively monitors and manages the Company's interest rate risk exposure. Other risks, such as credit quality and liquidity risk, are also managed in the normal course of business, but management considers interest rate risk to be the most significant market risk facing the Company. Other types of market risks, such as foreign currency exchange risk and commodity price risk do not constitute significant risks to the Company in the conduct of its business.

The Company's primary goal is to manage the mix and repricing characteristics of its interest earning assets and interest bearing liabilities within the context of a dynamic interest rate environment in such a way that net interest income grows consistently. To be successful, the Company must be able to achieve this result while simultaneously maintaining adequate capital and liquidity to meet its other obligations.

All of the Company's interest bearing deposits and its long-term debt mature or reprice within five years. Accordingly, the interest rates offered by the Company to attract such deposits are determined principally by reference to (1) the yield curve for U. S. Treasury securities with similar remaining maturities (adjusted for credit quality) and (2) the rates offered by other financial institutions in the Company's local market areas.

Rates charged for loans and accepted in return for investments in securities are determined similarly. Certain loan products, such as residential mortgage loans and loans for the purpose of financing commercial real estate development, may be relatively long-lived instruments. As such, the life-time funding of these types of loans usually consists of several short-term deposit or other debt instruments acquired serially throughout the life of the asset. Each of those funding events is associated with its own borrowing cost. Therefore, the profitability of the Company's interest earning assets may vary as the funding sources for the assets change through time. In some cases, longer-term deposits and borrowings may be acquired on a variable rate basis. The repricing characteristics of those sources do not necessarily match with the repricing characteristics of the assets that may be purchased with those funds.

Management limits the risks inherent in funding long-term assets with short-term sources primarily by limiting the potential period of "mismatch" in the repricing characteristics of affected assets and liabilities or by attempting to limit the amount by which the rates may vary. Generally, all loans with original maturities in excess of five years are made on a variable rate basis with frequent interest rate "reset" dates. Alternatively, when the repayment term of a loan is initially established in excess of five years, the Company ordinarily requires that the loan be reviewed and the interest rate changed to reflect current market conditions at least as often as every five years.

To mitigate other types of risks that are indirectly related to changes in interest rate, such as those risks that could arise for customers who have sufficient resources to service their debts as long as interest rates remain low but insufficient resources if interest rates rise, the Company generally does not promote or grant loans to borrowers who qualify for credit only if the associated initial interest rate is unusually low. Also, consumers are not encouraged to borrow the maximum amount for which they might qualify.

In addition, the Company does not offer interest-only type loans for protracted periods, and discourages loans where there are high loan-to-value or high debt-to-income ratios. The Company generally does not use credit scoring techniques in isolation as a basis for extending consumer credit.

Interest Rate Sensitivity

Interest rate sensitivity measures the timing and magnitude of the repricing of assets compared with the repricing of liabilities and is an important part of asset/liability management. The objective of interest rate sensitivity management is to generate stable growth in net interest income, and to control the risks associated with interest rate movements. Management constantly monitors interest rate risk exposures and the expected interest rate environment so that adjustments in interest rate sensitivity can be timely made.

The table, "Interest Sensitivity Analysis", indicates that, on a cumulative basis through twelve months, rate sensitive liabilities exceeded rate sensitive assets at the end of 2007 by $155,857,000, resulting in a cumulative gap ratio of .49. When interest sensitive assets exceed interest sensitive liabilities for a specific repricing "horizon," a positive interest sensitivity gap results. The gap is negative when interest sensitive liabilities exceed interest sensitive assets, as was the case at the end of 2007 with respect to the one-year time horizon. For a bank with a negative gap, falling interest rates would ordinarily be expected to have a positive effect on net interest income and rising rates would ordinarily be expected to have a negative effect. During 2007, the Company was able to prolong the maturities of certain time deposits beyond the one-year horizon, invested in longer-term securities and originated more loans with extended maturities or repricing periods.

The table, "Interest Sensitivity Analysis"; reflects the balances of interest earning assets and interest bearing liabilities at the earlier of their repricing or maturity dates. Amounts of fixed rate loans are reflected at the loans' final maturity dates. Variable rate loans are reflected at the earlier of their contractual maturity date or the date at which the loans may be repriced contractually. Securities are reflected at the earlier of each instrument's ultimate maturity or contractual repricing date. Overnight federal funds sold are reflected in the earliest contractual repricing interval due to the immediately available nature of these funds. Interest bearing liabilities with no contractual maturity, such as interest bearing transaction accounts and savings deposits, are reflected in the earliest repricing interval. These liabilities are subject to contractual arrangements that allow management to vary the rates paid on these deposits within a thirty-day or shorter period. However, the Company is not obligated to vary the rates paid on those deposits within any given period. Fixed rate time deposits, principally certificates of deposit, are reflected at their contractual maturity dates. Variable rate time deposits, principally individual retirement accounts, are reflected at the earlier of their next repricing or maturity dates.

Interest Sensitivity Analysis

	December 31, 2007				
	Within 3 Months	4-12 Months	Over 1-5 Years	Over 5 Years	Total
	(Dollars in thousands)				
Interest earning assets					
Interest bearing deposits due from banks	$ 165	$ -	$ -	$ -	$ 165
Securities	4,442	12,091	32,677	55,479	104,689
Federal Home Loan Bank stock	840	-	-	-	840
Federal funds sold	24,236	-	-	-	24,236
Loans (1)	62,405	45,055	125,250	10,796	243,506
Total interest earning assets	92,088	57,146	157,927	66,275	$ 373,436
Interest bearing liabilities					
Interest bearing deposits					
Interest bearing transaction accounts	$ 55,389	$ -	$ -	$ -	$ 55,389
Savings	21,458	-	-	-	21,458
Time deposits $100M and over	25,246	66,811	4,317	173	96,547
Other time deposits	22,609	109,078	8,234	263	140,184
Long-term debt	3,500	1,000	-	-	4,500
Total interest bearing liabilities	128,202	176,889	12,551	436	$ 318,078
Interest sensitivity gap	$ (36,114)	$ (119,743)	$ 145,376	$ 65,839	
Cumulative interest sensitivity gap	$ (36,114)	$ (155,857)	$ (10,481)	$ 55,358	
Gap ratio	0.72	0.32			
Cumulative gap ratio	0.72	0.49			

(1) Loans are net of nonaccruing loans totaling $625,000.

The following table shows the Company's financial instruments that are sensitive to changes in interest rates. The Company uses certain assumptions to estimate fair values and expected maturities. For assets, expected maturities are based upon contractual maturity, projected repayments and prepayments of principal, and potential and probable calls of investment securities. For core deposits without contractual maturity (i.e., interest checking, savings and money market accounts), the table presents cash flows based on management's estimate of their most likely runoff pattern. Actual cash flows could vary significantly from the estimated amounts presented.

	2007 Year-End Average Yield / Rate	2008	2009	2010	2011	2012	Thereafter	Balance	Estimated Fair Value
					(Dollars in thousands)				
Interest earning assets									
Interest-bearing deposits with other banks	4.00%	$ 165	$ -	$ -	$ -	$ -	$ -	$ 165	$ 165
Investment securities	4.36%	30,766	22,794	14,337	4,574	3,206	29,012	104,689	104,651
Federal funds sold	5.09%	24,236	-	-	-	-	-	24,236	24,236
Loans	7.84%	128,572	55,685	55,371	1,919	1,098	1,486	244,131	238,670
Interest bearing liabilities									
Savings	2.64%	$ 21,458	$ -	$ -	$ -	$ -	$ -	$ 21,458	$ 21,458
Interest bearing transaction accounts	3.24%	55,389	-	-	-	-	-	55,389	55,389
Time deposits	4.98%	224,814	11,258	225	317	117	-	236,731	238,172
Total interest bearing deposits	4.49%	301,661	11,258	225	317	117	-	313,578	315,019
Long-term debt	4.21%	1,000	-	-	-	-	3,500	4,500	4,483

Management's Report on Internal Control Over Financial Reporting

Management of the Company is responsible for establishing and maintaining adequate internal control over financial reporting as defined in Rule 13a-15(f) of the Securities Exchange Act of 1934 as amended (the "Exchange Act"). The Company's internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with accounting principles generally accepted in the United States of America. The Company's internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records, that in reasonable detail, accurately and fairly reflect the transactions and dispositions of the Company's assets; (2) provide reasonable assurance that transactions are recorded as necessary to permit the preparation of financial statements in accordance with generally accepted accounting principles and that receipts and expenditures of the Company are made only in accordance with the authorizations of the Company's management and directors; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use or disposition of the Company's assets that could have a material impact on the financial statements.

Under the supervision and with the participation of management, including the Chief Executive Officer and the Chief Financial Officer, the Company conducted an evaluation of the effectiveness of internal control over financial reporting as of December 31, 2007 based on the framework in "Internal Control – Integrated Framework" promulgated by the Committee of Sponsoring Organizations of the Treadway Commission and the interpretive guidance issued by the Securities and Exchange Commission in Release No. 34-55929. Based on this evaluation, management concluded that the Company's internal control over financial reporting was effective as of December 31, 2007.

This annual report does not include an attestation report of the Company's independent registered public accounting firm regarding internal control over financial reporting because management's report was not subject to attestation by the Company's registered public accounting firm pursuant to temporary rules of the Securities and Exchange Commission that permit the Company to provide only management's report in this annual report.

J. W. HUNT AND COMPANY, LLP

JOHN C. CREECH, JR., CPA
ANNE H. ROSS, CPA
WILLIAM F. QUATTLEBAUM, CPA, CVA
WILLIAM T. POUNCEY, CPA
DAVID J. FRYER, CPA

CERTIFIED PUBLIC ACCOUNTANTS

MEMBERS
AMERICAN INSTITUTE OF
CERTIFIED PUBLIC ACCOUNTANTS
PRIVATE COMPANIES PRACTICE SECTION AND
CENTER FOR PUBLIC COMPANY AUDIT FIRMS

CPA ASSOCIATES INTERNATIONAL, INC.,
A WORLDWIDE NETWORK OF ACCOUNTING FIRMS

MIDDLEBURG OFFICE PARK
1607 ST. JULIAN PLACE
POST OFFICE BOX 265
COLUMBIA, SC 29202-0265
803-254-8196
866-299-8196
FAX 803-256-1514
jwhunt.com

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Shareholders and Board of Directors
of Community First Bancorporation

We have audited the accompanying consolidated balance sheets of Community First Bancorporation and subsidiary (the "Company") as of December 31, 2007 and 2006, and the related consolidated statements of income, changes in shareholders' equity, and cash flows for each of the years in the three-year period ended December 31, 2007. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the consolidated financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Community First Bancorporation and subsidiary as of December 31, 2007 and 2006, and the consolidated results of their operations and their consolidated cash flows for each of the three years in the period ended December 31, 2007, in conformity with accounting principles generally accepted in the United States of America.

J.W. Hunt and Company, LLP

Columbia, South Carolina
March 28, 2008

Consolidated Balance Sheets
Community First Bancorporation and Subsidiary

	December 31, 2007	December 31, 2006
Assets		
Cash and due from banks (Note B)	$ 10,272,260	$ 6,951,934
Interest bearing deposits due from banks	164,781	66,941
Federal funds sold	24,236,000	24,126,000
Cash and cash equivalents	34,673,041	31,144,875
Securities available-for-sale (Note C)	99,026,049	102,487,395
Securities held-to-maturity (fair value of $5,625,083 for 2007 and $6,529,691 for 2006) (Note C)	5,663,113	6,595,026
Federal Home Loan Bank stock, at cost	839,900	980,200
Loans (Note D)	244,131,013	202,965,700
Allowance for loan losses	(2,573,758)	(2,241,947)
Loans - net	241,557,255	200,723,753
Premises and equipment - net (Note E)	8,621,525	7,937,482
Accrued interest receivable	2,529,155	2,181,572
Bank-owned life insurance	7,107,784	-
Other assets	2,130,413	1,859,069
Total assets	$ 402,148,235	$ 353,909,372
Liabilities		
Deposits (Note F)		
Noninterest bearing	$ 42,288,971	$ 40,576,371
Interest bearing	313,577,582	267,380,938
Total deposits	355,866,553	307,957,309
Accrued interest payable	3,479,569	2,702,946
Short-term borrowings (Note G)	-	4,500,000
Long-term debt (Note H)	4,500,000	5,500,000
Other liabilities	391,125	34,087
Total liabilities	364,237,247	320,694,342
Commitments and contingent liabilities (Note M)		
Shareholders' equity (Note I)		
Common stock - no par value; 10,000,000 shares authorized; issued and outstanding - 3,324,105 for 2007 and 2,958,558 for 2006	35,008,926	30,061,392
Additional paid-in capital	681,498	593,100
Retained earnings	2,140,465	3,284,692
Accumulated other comprehensive income (loss)	80,099	(724,154)
Total shareholders' equity	37,910,988	33,215,030
Total liabilities and shareholders' equity	$ 402,148,235	$ 353,909,372

See accompanying notes to consolidated financial statements.

Consolidated Statements of Income

Community First Bancorporation and Subsidiary

	Years Ended December 31,		
	2007	2006	2005
Interest income			
Loans, including fees	$ 17,600,104	$ 13,864,479	$ 11,497,766
Securities			
Taxable	3,890,240	3,868,407	3,564,081
Tax-exempt	816,428	635,967	149,880
Federal funds sold	1,208,738	1,174,768	667,735
Other	55,829	52,121	38,714
Interest bearing deposits due from banks	6,277	4,393	5,003
Total interest income	23,577,616	19,600,135	15,923,179
Interest expense			
Time deposits $100,000 and over	4,054,315	2,952,983	2,117,851
Other deposits	8,972,052	7,193,745	4,202,097
Short-term borrowings	-	1,789	17,971
Long-term debt	203,871	236,864	282,893
Total interest expense	13,230,238	10,385,381	6,620,812
Net interest income	10,347,378	9,214,754	9,302,367
Provision for loan losses (Note D)	594,000	65,000	250,000
Net interest income after provision	9,753,378	9,149,754	9,052,367
Other income			
Service charges on deposit accounts	1,473,469	1,515,390	1,580,043
Credit life insurance commissions	28,587	48,303	32,422
Mortgage brokerage income	33,203	68,194	109,890
Other income	671,140	521,855	416,244
Total other income	2,206,399	2,153,742	2,138,599
Other expenses (Notes J and L)			
Salaries and employee benefits	4,120,766	3,647,451	2,902,693
Net occupancy expense	432,852	346,610	267,760
Furniture and equipment expense	441,010	431,078	344,687
Other expense	2,136,968	2,326,626	1,905,008
Total other expenses	7,131,596	6,751,765	5,420,148
Income before income taxes	4,828,181	4,551,731	5,770,818
Income tax expense (Note K)	1,497,469	1,533,762	2,040,892
Net income	$ 3,330,712	$ 3,017,969	$ 3,729,926
Per share (Note I)			
Net income, basic	$ 1.02	$ 0.93	$ 1.16
Net income, assuming dilution	0.96	0.87	1.10

See accompanying notes to consolidated financial statements.

Consolidated Statements of Changes in Shareholders' Equity
Community First Bancorporation and Subsidiary

	Common Stock Number of Shares	Common Stock Amount	Additional Paid-in Capital	Retained Earnings	Accumulated Other Comprehensive Income (Loss)	Total
Balance, January 1, 2005	2,648,230	$ 24,216,002	$ -	$ 2,220,083	$ (499,640)	$ 25,936,445
Comprehensive income:						
Net income	-	-	-	3,729,926	-	3,729,926
Unrealized net holding losses on available-for-sale securities arising during the period, net of income tax effects of $502,764	-	-	-	-	(897,693)	(897,693)
Total other comprehensive income (loss)	-	-	-	-	-	(897,693)
Total comprehensive income	-	-	-	-	-	2,832,233
Issuance of 5% stock dividend, including cash payment for fractional shares	132,136	2,647,600	-	(2,653,949)	-	(6,349)
Exercise of employee stock options	18,043	92,059	-	-	-	92,059
Balance, December 31, 2005	2,798,409	26,955,661	-	3,296,060	(1,397,333)	28,854,388
Comprehensive income:						
Net income	-	-	-	3,017,969	-	3,017,969
Unrealized net holding gains on available-for-sale securities arising during the period, net of income tax effects of $377,023	-	-	-	-	673,179	673,179
Total other comprehensive income (loss)	-	-	-	-	-	673,179
Total comprehensive income	-	-	-	-	-	3,691,148
Issuance of 5% stock dividend, including cash payment for fractional shares	140,570	3,022,534	-	(3,029,337)	-	(6,803)
Share-based compensation, net of tax benefits	-	-	593,100	-	-	593,100
Exercise of employee stock options	19,579	83,197	-	-	-	83,197
Balance, December 31, 2006	2,958,558	30,061,392	593,100	3,284,692	(724,154)	33,215,030
Comprehensive income:						
Net income	-	-	-	3,330,712	-	3,330,712
Unrealized net holding gains on available-for-sale securities arising during the period, net of income tax effects of $450,431	-	-	-	-	804,253	804,253
Total other comprehensive income (loss)	-	-	-	-	-	804,253
Total comprehensive income	-	-	-	-	-	4,134,965
Income tax benefits from exercises of non-qualified stock options in excess of amount previously provided	-	-	88,398	-	-	88,398
Declaration of 10% stock dividend distributed on January 15, 2008 and cash payment for fractional shares	295,470	4,469,444	-	(4,474,939)	-	(5,495)
Exercise of employee stock options	70,077	478,090	-	-	-	478,090
Balance, December 31, 2007	3,324,105	$ 35,008,926	$ 681,498	$ 2,140,465	$ 80,099	$ 37,910,988

See accompanying notes to consolidated financial statements.

Consolidated Statements of Cash Flows
Community First Bancorporation and Subsidiary

	Years Ended December 31,		
	2007	2006	2005
Operating activities			
Net income	$ 3,330,712	$ 3,017,969	$ 3,729,926
Adjustments to reconcile net income to net cash provided by operating activities			
Provision for loan losses	594,000	65,000	250,000
Writedowns of foreclosed assets	-	-	25,000
Depreciation	399,456	373,883	298,889
Deferred income taxes	(266,418)	(131,488)	(43,114)
Amortization of net loan fees and costs	(225,117)	(224,944)	(96,374)
Securities accretion and premium amortization	53,843	152,566	275,137
Accretion of cash surrender value of life insurance	(107,784)	-	-
Loss on sale or other disposition of fixed assets	-	-	5,000
(Gain) loss on sale of foreclosed assets	(354)	(30,621)	9,191
Increase in interest receivable	(347,583)	(552,818)	(297,296)
Increase in interest payable	776,623	885,813	595,015
(Increase) decrease in prepaid expenses	(506,041)	(179,823)	148,738
Increase (decrease) in other accrued expenses	357,038	(13,753)	6,991
Share-based compensation expense	-	593,100	-
Net cash provided by operating activities	4,058,375	3,954,884	4,907,103
Investing activities			
Purchases of available-for-sale securities	(25,224,140)	(25,209,833)	(58,600,965)
Maturities, calls and paydowns of available-for-sale securities	29,879,688	25,682,329	46,930,477
Maturities, calls and paydowns of held-to-maturity securities	938,552	1,163,035	1,626,880
Purchases of other investments	-	(31,800)	(162,300)
Proceeds of redemptions of other investments	140,300	-	225,000
Net increase in loans made to customers	(41,202,385)	(33,566,455)	(11,670,099)
Purchases of premises and equipment	(1,083,499)	(1,506,718)	(2,695,756)
Proceeds from sale of foreclosed assets	14,589	167,942	57,768
Proceeds from sale of real estate held for sale	36,449	-	-
Purchases of bank-owned life insurance	(7,000,000)	-	-
Net cash used by investing activities	(43,500,446)	(33,301,500)	(24,288,995)
Financing activities			
Net (decrease) increase in demand deposits, interest bearing transaction accounts and savings accounts	(4,715,971)	25,163,011	(1,966,994)
Net increase in certificates of deposit and other time deposits	52,625,215	2,801,699	13,811,368
Net (decrease) increase in short-term borrowings	(4,500,000)	1,000,000	1,000,000
Repayment of long-term debt	(1,000,000)	(1,000,000)	(1,000,000)
Payment of cash in lieu of fractional shares for stock dividend	(5,495)	(6,803)	(6,349)
Exercise of employee stock options	478,090	83,197	92,059
Excess tax benefits of exercises of stock options	88,398	-	-
Net cash provided by financing activities	42,970,237	28,041,104	11,930,084
Increase (decrease) in cash and cash equivalents	3,528,166	(1,305,512)	(7,451,808)
Cash and cash equivalents, beginning	31,144,875	32,450,387	39,902,195
Cash and cash equivalents, ending	$ 34,673,041	$ 31,144,875	$ 32,450,387

Supplemental Disclosure of Cash Flow Information

	2007	2006	2005
Cash paid during the period for:			
Interest (net of amount capitalized)	$ 12,453,615	$ 9,499,568	$ 6,025,797
Income taxes	1,700,000	1,851,154	1,980,856
Noncash investing and financing activities:			
Transfer of loans to foreclosed assets	-	54,235	-
Transfers from retained earnings to common stock in connection with stock dividends	4,469,444	3,022,534	2,647,600
Other comprehensive income (loss)	804,253	673,179	(897,693)

See accompanying notes to consolidated financial statements.

NOTE A – ORGANIZATION AND SIGNIFICANT ACCOUNTING POLICIES

Organization - Community First Bancorporation (the "Company"), a bank holding company, and its wholly-owned subsidiary, Community First Bank, are engaged in providing domestic commercial banking services from their offices in Walhalla, Seneca, Anderson, Williamston and Westminster, South Carolina. The Company is a South Carolina corporation and its banking subsidiary is a state chartered commercial bank with its deposits insured by the Federal Deposit Insurance Corporation (the "FDIC"). Therefore, the Company and its bank subsidiary operate under the supervision, rules and regulations of the Federal Reserve Board, FDIC and South Carolina State Board of Financial Institutions. The holding company was incorporated on May 23, 1997 and Community First Bank was organized on December 1, 1988, and received its charter and commenced operations on March 12, 1990.

Community First Bank is a community-oriented institution offering a full range of traditional banking services, with the exception of trust services. Substantially all of its loans are made to individuals and businesses within its markets in Oconee and Anderson counties of South Carolina. Also, substantially all of its deposits are acquired within its local market areas and no brokered deposits are accepted.

Principles of Consolidation and Basis of Presentation - The consolidated financial statements include the accounts of the parent company and its banking subsidiary after elimination of all significant intercompany balances and transactions. The accounting and reporting policies of the Company and its subsidiary are in conformity with generally accepted accounting principles and general practices within the banking industry. In certain instances, amounts reported in prior years' consolidated financial statements have been reclassified to conform with the current presentation. Such reclassifications had no effect on previously reported shareholders' equity or net income.

Accounting Estimates - In preparing financial statements in conformity with generally accepted accounting principles, management is required to make estimates and assumptions that affect the reported amounts of revenues and expenses during the reporting period. Actual results could differ significantly from those estimates. Material estimates that are particularly susceptible to significant change in the near-term relate to the determination of the allowance for loan losses. In connection with the determination of the allowance for loan losses, management has identified specific loans as well as adopting a policy of providing amounts for loan valuation purposes which are not identified with any specific loan but are derived from actual loss experience ratios, loan types, loan volume, economic conditions and industry standards. Management believes that the allowance for loan losses is adequate. While management uses available information to recognize losses on loans, future additions to the allowance may be necessary based on changes in economic conditions. In addition, regulatory agencies, as an integral part of their examination process, periodically review the banking subsidiary's allowance for loan losses. Such agencies may require additions to the allowance based on their judgments about information available to them at the time of their examination.

Concentrations of Credit Risk - Most of the Company's, and its banking subsidiary's, activities are with customers located within the local market areas of Oconee and Anderson Counties of South Carolina. Note C discloses the types of securities invested in, and Note D discusses the types of lending engaged in. The ability of borrowers to comply with the terms of their loan contracts is largely dependent upon local real estate and general economic conditions in the Company's market areas. The Company and its subsidiary do not have any significant concentrations to any single industry or customer. The Company does not engage in originating, holding, guaranteeing, servicing or investing in loans where the terms of the loan product give rise to a concentration of credit risk as that term is used in Statement of Financial Accounting Standards No. 107, "Disclosures about Fair Values of Financial Instruments."

Securities - Equity securities that have readily determinable fair values and all debt securities are classified generally at the time of purchase into one of three categories: held-to-maturity, trading or available-for-sale. Debt securities which the Company has the positive intent and ability to hold to ultimate maturity are classified as held-to-maturity and accounted for at amortized cost. Debt and equity securities that are bought and held primarily for sale in the near term are classified as trading and are accounted for on an estimated fair value basis, with unrealized gains and losses included in other income. However, the Company has never held any securities for trading purposes. Securities not classified as either held-to-maturity or trading are classified as available-for-sale and are accounted for at estimated fair value. Unrealized holding gains and losses on available-for-sale securities are excluded from net income and recorded as other comprehensive income, net of applicable income tax effects. Dividend and interest income, including amortization of any premium or accretion of discount arising at acquisition, are included in earnings for all three categories of securities. Realized gains and losses on all categories of securities are included in other operating income, based on the amortized cost of the specific security on a trade date basis.

Federal Home Loan Bank Stock - Federal Home Loan Bank stock is a restricted security and is carried at cost. Management periodically evaluates this stock for impairment, with any appropriate downward valuation adjustments being made when necessary.

Loans and Interest Income - Loans are carried at principal amounts outstanding, increased or reduced by deferred net loan costs or fees. Interest income on loans is recognized using the interest method based upon the principal amounts outstanding. Loan origination and commitment fees and certain direct loan origination costs (principally salaries and employee benefits) are deferred and amortized as an adjustment of the related loan's yield. Generally, these amounts are amortized over the contractual life of the related loans or commitments.

A loan is considered to be impaired when, in management's judgment based on current information and events, it is probable that the obligation's principal or interest will not be collectible in accordance with the terms of the original loan agreement. Impaired loans include non-accrual loans and loans past due according to their contractual terms 90 days or more with respect to interest or principal payments. Impaired loans, when not material, are carried in the balance sheet at a value not to exceed their observable market price or the fair value of the collateral if the repayment of the loan is expected to be provided solely by the underlying collateral. The carrying value of any material impaired loan is measured based on the present value of expected future cash flows discounted at the loan's effective interest rate, which is the contractual interest rate adjusted for any deferred loan fees or costs, premium or discount existing at the inception or acquisition of the loan. Generally, the accrual of interest is discontinued on impaired loans and any previously accrued interest on such loans is reversed against current income. Any subsequent interest income is recognized on a cash basis when received unless collectibility of a significant amount of principal is in serious doubt. In such cases, collections are credited first to the remaining principal balance on a cost recovery basis. An impaired loan is not returned to accrual status unless principal and interest are current and the borrower has demonstrated the ability to continue making payments as agreed.

Allowance for Loan Losses - An allowance for loan losses is maintained at a level deemed appropriate by management to provide adequately for known and inherent losses in the loan portfolio. When management determines that a loan will not perform substantially as agreed, a review of the loan is initiated to ascertain whether it is more likely than not that a loss has occurred. If it is determined that a loss is probable, the estimated amount of the loss is charged off and deducted from the allowance. The provision for loan losses and recoveries on loans previously charged off are added to the allowance. Determining the amount and adequacy of the allowance for loan losses involves estimating probable losses incurred in the loan portfolio based on factors discussed below and their potential effects based on judgments applied to currently known facts and circumstances. Changes in the estimated allowance for loan losses necessitated as new events occur or more information is obtained are accounted for as changes in accounting estimates in the accounting period in which the change occurs.

The allowance for loan losses is composed of specific, general and unallocated amounts. Specific amounts are determined when necessary on individual loans based on management's evaluation of the Company's credit loss exposure considering the current payment status, underlying collateral and other known information about the particular borrower's circumstances. Typically, these loans are considered impaired or have been assigned internal risk grades of management attention, special mention, substandard or doubtful. General amounts are provided for all other loans, excluding those for which specific amounts were determined, by applying estimated loss percentages to the portfolio categorized using risk grades. These percentages are based on management's current evaluation with consideration given to historical loss experience. The unallocated portion of the allowance consists of an amount deemed appropriate to provide for the elements of imprecision and estimation risk inherent in the specific and general amounts and is determined based on management's evaluation of various conditions that are not directly measured by the other components of the allowance. This evaluation includes general national and local economic and business conditions affecting key lending market areas, credit quality trends, collateral values, loan volumes, portfolio seasoning, and any identified credit concentrations. The findings of internal credit reviews and results from external audits and regulatory examinations are also considered.

The Company utilizes its risk grading system for all loans held in the portfolio. This system involves the Company's lending officers' assigning a risk grade, on a loan-by-loan basis, considering information about the borrower's capacity to repay, collateral, payment history, and other known factors. Risk grades assigned are updated monthly for any known changes in circumstances affecting the borrower or the loan. The risk grading system is monitored on a continuing basis by management and the Company's external credit reviewer who is independent of the lending function.

Premises and Equipment - Premises and equipment are stated at cost, less accumulated depreciation. The provision for depreciation is computed using the straight-line method. Rates of depreciation are generally based on the following estimated useful lives: buildings - 40 years; land improvements - 15 years; furniture and equipment - 5 to 25 years. The cost of assets sold or otherwise disposed of, and the related allowance for depreciation is eliminated from the accounts and the resulting gains or losses are reflected in the consolidated income statement. Maintenance and repairs are charged to current expense as incurred and the costs of major renewals and improvements are capitalized.

Foreclosed Assets - Assets (primarily real estate and vehicles) acquired through, or in lieu of, foreclosure are held for sale and are initially recorded at fair value, less estimated costs to sell, at the date of foreclosure, establishing a new cost basis. Loan losses arising from the acquisition of such property as of that date are charged against the allowance for loan losses. Subsequent to foreclosure, valuations are periodically performed by management and the assets are carried at the lower of the new cost basis or fair value, less estimated costs to sell. Revenues and expenses from operations and changes in any subsequent valuation allowance are included in net foreclosed assets costs and expenses. The carrying value of foreclosed assets included in the balance sheets was $40,000 and $54,235 as of December 31, 2007 and 2006, respectively.

Bank-owned Life Insurance – The Company accounts for bank-owned life insurance in accordance with Emerging Issues Task Force Issue No. 06-4, "Accounting for Deferred Compensation and Postretirement Benefit Aspects of Endorsement Split-Dollar Life Insurance Arrangements" which concludes that an employer should not offset the liability to provide postretirement benefits with the cash surrender value of an endorsement split-dollar life insurance arrangement held to fund the benefit.

Transfers of Financial Assets - Transfers of financial assets are accounted for as sales, when control over the assets has been surrendered. Control over transferred assets is deemed to be surrendered when (1) the assets have been isolated from the Company, (2) the transferee obtains the right (free of conditions that constrain it from taking advantage of that right) to pledge or exchange the transferred assets, and (3) the Company does not maintain effective control over the transferred assets through an agreement to repurchase them before their maturity.

Advertising - The Company expenses advertising and promotion costs as they are incurred.

Retirement Plan - The Company has a salary reduction profit sharing plan pursuant to Section 401(k) of the Internal Revenue Code as more fully described in Note L. The Company does not sponsor any other postretirement or postemployment benefits, except with respect to the Chief Executive Officer. In 2007, the Company's Board of Directors approved supplemental benefits for the Chief Executive Officer as more fully described in Note L.

Deferred Income Taxes - The Company uses an asset and liability approach for financial accounting and reporting of deferred income taxes. Deferred tax assets and liabilities are determined based on the difference between the financial statement and income tax bases of assets and liabilities as measured by the currently enacted tax rates which are assumed will be in effect when these differences reverse. If it is more likely than not that some portion or all of a deferred tax asset will not be realized, a valuation allowance is recognized. Deferred income tax expense or credit is the result of changes in deferred tax assets and liabilities.

Stock-Based Compensation - As of December 31, 2007, the Company has two stock-based employee compensation plans, which are described more fully in Note I. Effective January 1, 2006, the Company adopted Statement of Financial Accounting Standards No. 123 (revised 2004) ("SFAS 123(R)") "Share-Based Payment." Prior to adoption of SFAS 123(R), the Company accounted for those plans under the recognition and measurement principles of Accounting Principles Board ("APB") Opinion No. 25, "Accounting for Stock Issued to Employees," and related interpretations. Accordingly, prior to adoption of SFAS 123(R), no stock-based employee compensation cost was reflected in net income, as all options granted under those plans had an exercise price equal to the market value of the underlying common stock on the date of grant.

The following table illustrates the effect on net income and net income per share if the Company had applied the fair value recognition provisions of Statement of Financial Accounting Standards ("SFAS") No. 123, "Accounting for Stock-Based Compensation," to stock-based employee compensation awarded in 2005. Per share amounts have been adjusted to reflect the effects of a 10% stock dividend effective as of December 20, 2007 and a 5% stock dividend effective as of December 18, 2006.

		Year Ended December 31, 2005
Net income, as reported	$	3,729,926
Deduct: Total stock-based employee compensation expense determined under fair value based method for all awards, net of any related tax effects		(237,807)
Pro forma net income	$	3,492,119
Net income per share, basic		
As reported	$	1.16
Pro forma		1.09
Net income per share, assuming dilution		
As reported	$	1.10
Pro forma		1.03

The fair values of options granted during 2006 and 2005 were $9.90, and $8.06 per share, respectively. No options were granted in 2007. For 2006 and 2005, the fair value was estimated as of the grant date using the Black-Scholes options pricing model and the following assumptions: dividend yield of 0%, expected life of 10 years, risk free interest rates of 5.08% and 4.38% and stock price volatility of 25.35% and 25.71%, respectively. Because of the limited time during which the Company's stock has traded in a public market, the Company estimated stock price volatility based primarily on the historic volatility of another bank holding company domiciled in South Carolina that was founded at about the same time as the Company. Management believes that the other bank holding company is sufficiently similar to the Company in its operating history to make it a suitable reference for estimating the volatility of the Company's stock price.

Earnings Per Share - Basic net income per share is calculated by dividing net income by the weighted average number of shares of the Company's common stock outstanding during the period. Net income per share, assuming dilution, is calculated by dividing net income by the total of the weighted average number of shares outstanding during the period and the weighted average number of any dilutive potential common shares and stock options that would have been outstanding if the dilutive potential shares and stock options had been issued. In computing the number of dilutive potential common shares, it is assumed that all dilutive stock options are exercised at the beginning of each year and that the proceeds are used to purchase shares of the Company's common stock at the average market price during the year. See Note I.

Comprehensive Income - Comprehensive income consists of net income or loss for the current period and other comprehensive income, defined as income, expenses, gains and losses that bypass the consolidated statement of income and are reported directly in a separate component of shareholders' equity. The Company classifies and reports items of other comprehensive income according to their nature, reports total comprehensive income or loss in the consolidated statement of changes in shareholders' equity and displays the accumulated balance of other comprehensive income or loss separately in the shareholders' equity section of the consolidated balance sheet. See Note I.

Consolidated Statement of Cash Flows - The consolidated statement of cash flows reports net cash provided or used by operating, investing and financing activities and the net effect of those flows on cash and cash equivalents. Cash equivalents include amounts due from banks, federal funds sold and securities purchased under agreements to resell.

NOTE B – CASH AND DUE FROM BANKS

Banks are generally required by regulation to maintain an average cash reserve balance based on a percentage of deposits. The average amounts of the cash reserve balances at December 31, 2007 and 2006 were approximately $1,847,000 and $2,403,000, respectively.

NOTE C – SECURITIES

The aggregate amortized cost and estimated fair values of securities, as well as gross unrealized gains and losses of securities were as follows:

	December 31, 2007				December 31, 2006			
	Amortized Cost	Gross Unrealized Holding Gains	Gross Unrealized Holding Losses	Estimated Fair Value	Amortized Cost	Gross Unrealized Holding Gains	Gross Unrealized Holding Losses	Estimated Fair Value
Available-for-sale								
Government sponsored enterprises (GSEs)	$ 56,098,415	$ 511,039	$ 64,423	$ 56,545,031	$ 56,616,368	$ 125,758	$ 537,843	$ 56,204,283
Mortgage-backed securities issued by GSEs	22,471,385	48,925	327,297	22,193,013	28,135,834	3,299	795,252	27,343,881
State, county and municipal	20,331,290	92,261	135,546	20,288,005	18,864,918	122,074	47,761	18,939,231
Total	$ 98,901,090	$ 652,225	$ 527,266	$ 99,026,049	$ 103,617,120	$ 251,131	$ 1,380,856	$ 102,487,395
Held-to-maturity								
Government sponsored enterprises	$ -	$ -	$ -	$ -	$ -	$ -	$ -	$ -
Mortgage-backed securities issued by GSEs	5,663,113	967	38,997	5,625,083	6,595,026	-	65,335	6,529,691
State, county and municipal	-	-	-	-	-	-	-	-
Total	$ 5,663,113	$ 967	$ 38,997	$ 5,625,083	$ 6,595,026	$ -	$ 65,335	$ 6,529,691

The amortized cost and estimated fair value of securities by contractual maturity are shown below:

	December 31, 2007			
	Available-for-sale		Held-to-maturity	
	Amortized Cost	Estimated Fair Value	Amortized Cost	Estimated Fair Value
Due within one year	$ 14,137,093	$ 14,096,156	$ -	$ -
Due after one through five years	18,619,977	18,822,524	-	-
Due after five through ten years	23,146,709	23,392,611	-	-
Due after ten years	20,525,926	20,521,745	-	-
	76,429,705	76,833,036	-	-
Mortgage-backed securities issued by government-sponsored enterprises	22,471,385	22,193,013	5,663,113	5,625,083
Total	$ 98,901,090	$ 99,026,049	$ 5,663,113	$ 5,625,083

The estimated fair values and gross unrealized losses of all of the Company's investment securities whose estimated fair values were less than amortized cost as of December 31, 2007 and 2006 which had not been determined to be other-than-temporarily impaired, are presented below. The securities have been aggregated by investment category and the length of time that individual securities have been in a continuous unrealized loss position.

	December 31, 2007					
	Continuously in Unrealized Loss Position for a Period of					
	Less than 12 Months		12 Months or more		Total	
Available-for-sale	Estimated Fair Value	Unrealized Loss	Estimated Fair Value	Unrealized Loss	Estimated Fair Value	Unrealized Loss
Government-sponsored enterprises (GSEs)	$ 3,993,971	$ 4,322	$ 16,072,715	$ 60,101	$ 20,066,686	$ 64,423
Mortgage-backed securities issued by GSEs	293,088	1,269	18,403,894	326,028	18,696,982	327,297
State, county and municipal securities	7,681,060	78,781	3,201,751	56,765	10,882,811	135,546
Total	$ 11,968,119	$ 84,372	$ 37,678,360	$ 442,894	$ 49,646,479	$ 527,266
Held-to-maturity						
Government-sponsored enterprises	$ -	$ -	$ 4,719,740	$ 38,997	$ 4,719,740	$ 38,997
Total	$ -	$ -	$ 4,719,740	$ 38,997	$ 4,719,740	$ 38,997

	December 31, 2006					
	Continuously in Unrealized Loss Position for a Period of					
	Less than 12 Months		12 Months or more		Total	
Available-for-sale	Estimated Fair Value	Unrealized Loss	Estimated Fair Value	Unrealized Loss	Estimated Fair Value	Unrealized Loss
Government-sponsored enterprises	$ 7,977,500	$ 18,329	$ 34,233,795	$ 519,514	$ 42,211,295	$ 537,843
Mortgage-backed securities issued by GSEs	617,351	20,299	26,253,632	774,953	26,870,983	795,252
State, county and municipal securities	4,783,660	30,100	2,422,828	17,661	7,206,488	47,761
Total	$ 13,378,511	$ 68,728	$ 62,910,255	$1,312,128	$ 76,288,766	$1,380,856
Held-to-maturity						
Government-sponsored enterprises	$ 2,463,645	$ 19,498	$ 4,066,046	$ 45,837	$ 6,529,691	$ 65,335
	$ 2,463,645	$ 19,498	$ 4,066,046	$ 45,837	$ 6,529,691	$ 65,335

At December 31, 2007, 29 securities had been continuously in an unrealized loss position for less than 12 months and 72 securities had been continuously in an unrealized loss position for 12 months or more. The Company does not consider these investments to be other-than-temporarily impaired because the unrealized losses resulted primarily from higher interest rates and the securities consist primarily of issuances of government-sponsored enterprises such as the Federal Home Loan Banks, Federal National Mortgage Association and Federal Home Loan Mortgage Corporation. The contractual terms of securities issued by government-sponsored enterprises do not permit the issuer to settle the securities at a price less than the face amount of the securities. The principal and interest payments of mortgage-backed securities issued by government-sponsored enterprises are guaranteed by that enterprise and it is expected that those securities would not be settled at a price less than the face amount of the securities. Although the Company classifies a majority of its investment securities as available-for-sale, management has not determined that any specific securities will be disposed of prior to maturity and believes that the Company has both the ability and the intent to hold those investments until a recovery of fair value, including until maturity. Also, there have been no significant adverse changes in the credit ratings of any of the security issuers that would indicate that the Company will be unable to collect all principal and interest amounts according to contractual terms. Substantially all of the issuers of state, county and municipal securities held were rated at least "investment grade" as of December 31, 2007 and 2006.

The Company's subsidiary bank is a member of the Federal Home Loan Bank of Atlanta ("FHLB") and, accordingly, is required to own restricted stock in that institution in amounts that may vary from time to time. Because of the restrictions imposed, the stock may not be sold to other parties, but is redeemable by the FHLB at the same price as that at which it was acquired by the Company's subsidiary. The Company evaluates this security for impairment based on the probability of ultimate recoverability of the par value of the investment. No impairment has been recognized based on this evaluation.

The Company did not sell any available-for-sale securities during 2007, 2006 or 2005. There were no transfers of available-for-sale securities to other categories in 2007, 2006 or 2005.

At December 31, 2007 and 2006, securities with a carrying value of $63,853,671 and $72,203,027, respectively, were pledged as collateral to secure public deposits.

NOTE D – LOANS

Loans consisted of the following:

	December 31,	
	2007	2006
Commercial, financial and industrial	$ 23,865,216	$ 24,268,227
Real estate- construction	2,201,343	1,982,035
Real estate - mortgage	185,198,250	147,944,221
Consumer installment	32,866,204	28,771,217
Total	244,131,013	202,965,700
Allowance for loan losses	(2,573,758)	(2,241,947)
Loans - net	$ 241,557,255	$ 200,723,753

Net deferred loan fees of $382,235 and $308,944 were allocated to the various loan categories as of December 31, 2007 and 2006, respectively.

Loans which management has identified as impaired generally are nonperforming loans. Nonperforming loans include nonaccrual loans or loans which are 90 days or more delinquent as to principal or interest payments. Following is a summary of activity regarding the Company's impaired loans:

	December 31,	
	2007	2006
Investment in impaired loans		
Nonaccrual	$ 625,017	$ 50,384
Accruing 90 days and over past due	-	-
Total	$ 625,017	$ 50,384
Average total investment in impaired loans during the year	$ 413,500	$ 399,000
Amount of impaired loans for which an allowance for loan losses is established	625,017	50,384
Allowance for loan losses on impaired loans at year end	145,038	19,976

The amount of interest income that would have been included in income if nonaccrual loans had been current in accordance with their terms and the amounts of interest income actually accrued and collected were immaterial to the consolidated financial statements for 2007, 2006 and 2005. The average total investment in impaired loans during 2005 was $1,052,000. There were no irrevocable commitments to lend additional funds to debtors owing amounts on impaired loans at December 31, 2007.

As of December 31, 2007 and 2006, there were no significant concentrations of credit risk in any single borrower or groups of borrowers. The Company's loan portfolio consists primarily of extensions of credit to businesses and individuals in its Oconee and Anderson County, South Carolina market areas. The economy of these areas is diversified and does not depend on any one industry or group of related industries. Management has established loan policies and practices that include set limitations on loan-to-collateral value for different types of collateral, requirements for appraisals, obtaining and maintaining current credit and financial information on borrowers, and credit approvals.

Transactions in the allowance for loan losses are summarized below:

	Years Ended December 31, 2007	2006	2005
Balance at January 1	$ 2,241,947	$ 2,266,086	$ 2,239,873
Provision charged to expense	594,000	65,000	250,000
Recoveries	30,098	44,981	79,374
Charge-offs	(292,287)	(134,120)	(303,161)
Balance at December 31	$ 2,573,758	$ 2,241,947	$ 2,266,086

Certain officers and directors of the Company and its subsidiary, their immediate families and business interests were loan customers of, and had other transactions with, the banking subsidiary in the normal course of business. Related party loans are made on substantially the same terms, including interest rates and collateral, and do not involve more than normal risk of collectibility. The aggregate dollar amount of these loans was $5,356,855 and $6,238,430 at December 31, 2007 and 2006, respectively. During 2007, $691,347 of new loans were made and repayments totaled $1,572,922.

NOTE E – PREMISES AND EQUIPMENT

Premises and equipment consisted of the following:

	December 31, 2007	2006
Land	$ 2,916,997	$ 2,916,997
Buildings and land improvements	5,400,702	4,569,189
Furniture and equipment	3,279,919	3,027,933
Total	11,597,618	10,514,119
Accumulated depreciation	2,976,093	2,576,637
Premises and equipment - net	$ 8,621,525	$ 7,937,482

Depreciation expense for the years ended December 31, 2007, 2006 and 2005 was $399,456, $373,883, and $298,889, respectively. During 2006, the Company capitalized interest of $18,218 to construction in progress.

NOTE F – DEPOSITS

A summary of deposits follows:

	December 31, 2007	2006
Noninterest bearing demand	$ 42,288,971	$ 40,576,371
Interest bearing transaction accounts	55,389,292	52,619,354
Savings	21,457,667	30,656,176
Time deposits $100,000 and over	96,547,178	68,276,913
Other time deposits	140,183,445	115,828,495
Total deposits	$ 355,866,553	$ 307,957,309

As of December 31, 2007 and 2006, local governmental deposits comprised approximately 12% and 13% of total deposits, respectively. As of December 31, 2007 and 2006, $153,964 and $141,405, respectively, of overdrawn demand deposit balances have been reclassified as loans. As of December 31, 2007 and 2006, deposits of directors, officers and their related business interests totaled approximately $7,817,000 and $12,039,000, respectively.

At December 31, 2007, the scheduled maturities of time deposits are as follows:

Year	Amount
2008	$ 223,939,600
2009	12,130,147
2010	225,690
2011	317,871
2012	117,315
Thereafter	-

NOTE G – SHORT-TERM BORROWINGS

Short-term borrowings consisted of:

	December 31, 2007	December 31, 2006
Federal funds purchased	$ -	$ 4,500,000

As of December 31, 2006, federal funds were purchased from a correspondent bank at a rate of 5.63% and were repayable on January 3, 2007.

As of December 31, 2007, the banking subsidiary had unused short-term credit accommodations available from unrelated banks which allow the banking subsidiary to purchase up to $10,900,000 of federal funds. The accommodations limit the Bank's ability to obtain funds to, in one case, seven consecutive days, or, in the other case, fourteen days in any calendar month. The counterparties may, in their sole discretion, allow the banking subsidiary to borrow for time periods longer than indicated above, but higher rates would be charged for such borrowings, if any are allowed.

NOTE H – LONG-TERM DEBT

Long-term debt consisted of:

	December 31, 2007	December 31, 2006
Fixed rate notes due to FHLB due in annual installments of $1,000,000 beginning in 2007	$ 1,000,000	$ 2,000,000
Variable rate note due to FHLB due June 18, 2014	3,500,000	3,500,000
	$ 4,500,000	$ 5,500,000

Long-term debt represents amounts borrowed from the FHLB under the FHLB's Fixed Rate Advance Credit and Convertible Advance programs. Borrowings obtained under the Fixed Rate Credit program were $1,000,000 at a rate of 4.40%, maturing on June 18, 2008. The remaining $3,500,000 is an FHLB Convertible Advance bearing interest initially at 3.92% and maturing June 18, 2014. The interest rate on this Convertible Advance has remained at its initial value subject to the FHLB's option to convert the advance to a variable rate instrument on any quarterly interest payment date on or after June 18, 2005 if the 3-month LIBOR rate is 7.00% or greater. In the event of such conversion, this advance would thereafter be subject to a variable interest rate until maturity. As of December 31, 2007, the 3-month LIBOR rate was 4.70%. Each of the Fixed Rate and Convertible Advances may be prepaid on any quarterly interest payment date at the Company's option. With limited exceptions, any such prepayments would be subject to a prepayment penalty.

The contractual maturities of long-term debt are as follows:

	December 31, 2007		
	Fixed Rate	Variable Rate	Total
Due in 2008	$ 1,000,000	$ -	$ 1,000,000
Due in 2014	-	3,500,000	3,500,000
Total long-term debt	$ 1,000,000	$ 3,500,000	$ 4,500,000

The Company has pledged certain of its first mortgage loans secured by one-to-four family residential properties and its holdings of FHLB stock, included in the balance sheet in other investments. (collectively, "qualifying collateral instruments") to secure its debt due to the FHLB under a blanket lien agreement. The amount of qualifying collateral instruments as of December 31, 2007 was approximately $35,466,000. The qualifying collateral instruments required to secure the Company's short-term borrowings and long-term debt as of December 31, 2007 was approximately $5,415,000.

The banking subsidiary had unused credit availability under the FHLB's blanket lien agreement of up to an additional $24,041,000 under the FHLB's various credit programs, subject to pledging and other requirements. The amount of eligible collateral instruments remaining available as of December 31, 2007 to secure any additional FHLB borrowings totaled approximately $29,211,000.

NOTE I – SHAREHOLDERS' EQUITY

Restrictions on Subsidiary Dividends, Loans or Advances - South Carolina banking regulations restrict the amount of dividends that banks can pay to shareholders. Any of the banking subsidiary's dividends to the parent company which exceed in amount the subsidiary's current year-to-date earnings ($3,346,110 at December 31, 2007) are subject to the prior approval of the South Carolina Commissioner of Banking. In addition, dividends paid by the banking subsidiary to the parent company would be prohibited if the effect thereof would cause the Bank's capital to be reduced below applicable minimum capital requirements. Under Federal Reserve Board regulations, the amounts of loans or advances from the banking subsidiary to the parent company are generally limited to 10% of the Bank's capital stock and surplus on a secured basis.

Stock Dividends - For stockholders of record on December 20, 2007, December 18, 2006 and November 30, 2005 the Company's Board of Directors declared stock dividends of 10%, 5% and 5%, respectively. All per share information has been retroactively adjusted to give effect to the stock dividends.

Accumulated Other Comprehensive Income (Loss) - As of December 31, 2007 and 2006, accumulated other comprehensive income (loss) included as a component of shareholders' equity in the accompanying consolidated balance sheets consisted of accumulated changes in the unrealized holding gains and (losses) on available-for-sale securities, net of income tax effects, amounting to $80,099 and $(724,154) respectively.

Earnings per Share - Net income per share and net income per share, assuming dilution, were computed as follows:

	2007	2006	2005
	Years Ended December 31,		
Net income per share, basic			
Numerator - net income	$ 3,330,712	$ 3,017,969	$ 3,729,926
Denominator			
Weighted average common shares issued and outstanding	3,269,042	3,242,502	3,214,643
Net income per share, basic	$ 1.02	$ .93	$ 1.16
Net income per share, assuming dilution			
Numerator - net income	$ 3,330,712	$ 3,017,969	$ 3,729,926
Denominator			
Weighted average common shares issued and outstanding	3,269,042	3,242,502	3,214,643
Effect of dilutive stock options	209,068	215,339	186,040
Total shares	3,478,110	3,457,841	3,400,683
Net income per share, assuming dilution	$ .96	$ .87	$ 1.10

Regulatory Capital - All bank holding companies and banks are subject to various regulatory capital requirements administered by the federal banking agencies. Failure to meet minimum capital requirements can initiate certain mandatory, and possibly additional discretionary, actions by regulators that, if undertaken, could have a direct material effect on the Company's consolidated financial statements. Under capital adequacy guidelines and the regulatory framework for prompt corrective action, bank holding companies and banks must meet specific capital guidelines that involve quantitative measures of their assets, liabilities, and certain off-balance-sheet items as calculated under regulatory accounting practices. Capital amounts and classification are also subject to qualitative judgments by the regulators about components, risk weightings, and other factors.

Quantitative measures established by regulation to ensure capital adequacy require the Company and its banking subsidiary to maintain minimum amounts and ratios set forth in the table below of Total and Tier 1 Capital, as defined in the regulations, to risk weighted assets, as defined, and of Tier 1 Capital, as defined, to average assets, as defined. Management believes, as of December 31, 2007 and 2006, that the Company and its subsidiary bank exceeded all capital adequacy minimum requirements.

As of December 31, 2007, the most recent notification from the FDIC categorized Community First Bank as well capitalized under the regulatory framework for prompt corrective action. To be categorized as well capitalized as defined in the Federal Deposit Insurance Act, Community First Bank must maintain minimum total risk-based, Tier 1 risk-based, and Tier 1 leverage ratios as set forth in the table. There are no conditions or events since that notification that management believes have changed Community First Bank's category. Bank holding companies with higher levels of risk, or that are experiencing or anticipating significant growth, are expected by the Federal Reserve to maintain capital well above the minimums. The Company's and Community First Bank's actual capital amounts and ratios are also presented in the table.

	Actual		Minimum for Capital Adequacy		Minimum to be Well Capitalized	
	Amount	Ratio	Amount	Ratio	Amount	Ratio
December 31, 2007			(Dollars in thousands)			
The Company						
Total Capital to risk weighted assets	$ 40,405	17.3%	$ 18,642	8.0%	NA	NA
Tier 1 Capital to risk weighted assets	$ 37,831	16.2%	$ 9,321	4.0%	NA	NA
Tier 1 Capital to average assets (leverage)	$ 37,831	9.7%	$ 15,594	4.0%	NA	NA
Community First Bank						
Total Capital to risk weighted assets	$ 38,763	17.3%	$ 18,642	8.0%	$ 23,302	10.0%
Tier 1 Capital to risk weighted.assets	$ 36,189	16.2%	$ 9,321	4.0%	$ 13,981	6.0%
Tier 1 Capital to average assets (leverage)	$ 36,189	9.7%	$ 15,594	4.0%	$ 19,492	5.0%
December 31, 2006						
The Company						
Total Capital to risk weighted assets	$ 35,457	15.7%	$ 18,063	8.0%	NA	NA
Tier 1 Capital to risk weighted assets	$ 33,215	14.7%	$ 9,032	4.0%	NA	NA
Tier 1 Capital to average assets (leverage)	$ 33,215	9.7%	$ 13,737	4.0%	NA	NA
Community First Bank						
Total Capital to risk weighted assets	$ 34,997	15.5%	$ 18,063	8.0%	$ 22,579	10.0%
Tier 1 Capital to risk weighted assets	$ 32,755	14.5%	$ 9,032	4.0%	$ 13,547	6.0%
Tier 1 Capital to average assets (leverage)	$ 32,755	9.5%	$ 13,738	4.0%	$ 17,172	5.0%

Stock Options - In 1998, the Company's shareholders approved the 1998 Stock Option Plan under which an aggregate of 713,467 shares (adjusted for subsequent stock dividends and a stock split) of the Company's authorized but unissued common stock was reserved for possible issuance pursuant to the exercise of stock options. Generally, options may be granted to directors, officers and employees under terms and conditions, including expiration date, exercise price, and vesting as determined by the Board of Directors. In 1990, the shareholders approved the 1989 Incentive Stock Option Plan. The 1989 plan provided for the granting of options to certain eligible employees and reserved 498,654 shares (adjusted for stock dividends and splits) of authorized common stock for issuance upon the exercise of such options. Although some options granted under the 1989 Plan can still be exercised, no further options may be granted under the 1989 Plan. For all stock options ever granted under the two plans, the exercise price was the fair market value of the Company's common stock on the date the option was granted as determined by the Board of Directors. Options terminate according to the conditions of the grant, not to exceed 10 years from the date of grant. The expiration of the options accelerates upon the optionee's termination of employment with the Company or death, and vesting of options accelerates upon a change in control of the Company, in accordance with the provisions of the two plans. During 2006, the Company's Board of Directors accelerated the vesting of all other previously awarded and outstanding options such that all options were vested by December 31, 2006. The acceleration of the options' vesting resulted in pre-tax expenses of approximately $394,000 being recognized in 2006 that would otherwise have been recognized in 2007, 2008 and 2009.

Transactions under the plans are summarized as follows:

	Years Ended December 31,							
	2007			2006			2005	
	Shares	Wtd. Avg. Exercise Price	Aggregate Intrinsic Value (000s)	Shares	Wtd. Avg. Exercise Price	Aggregate Intrinsic Value (000s)	Shares	Wtd. Avg. Exercise Price
Outstanding at beginning of year	520,212	$ 10.95		494,664	$ 9.90		476,687	$ 9.17
Granted	-	-		48,164	18.40		40,142	15.67
Exercised	(70,077)	6.82		(22,614)	3.68		(20,839)	4.39
Forfeited or expired	(13)	5.55		(2)	3.90		(1,326)	12.71
Outstanding at end of year	450,122	11.59	$ 2,435	520,212	10.95	$ 3,970	494,664	9.90
Options exercisable at year-end	450,122	$ 11.59	$ 2,435	520,212	$ 10.95	$ 3,970	403,893	$ 9.08

Numbers of shares and exercise prices have been adjusted in the table above for a 10% stock dividend effective December 20, 2007 and 5% stock dividends effective December 18, 2006 and November 30, 2005.

The aggregate intrinsic value of a stock option in the table above represents the pre-tax intrinsic value (the amount by which the current market value of the underlying stock exceeds the exercise price of the option) that would have been received by the option holder had all option holders exercised their options on December 31, 2007. This amount changes based on changes in the market value of the Company's stock.

Information pertaining to the fair values of stock options issued in each of the past three years and the methods and assumptions used to compute those values are included in Note A.

The following table summarizes information about the options outstanding:

	December 31, 2007				
	Options Outstanding			Options Exercisable	
Range of Exercise Prices	Number Outstanding	Weighted Average Remaining Contractual Life (Years)	Weighted Average Exercise Price	Number Outstanding	Weighted Average Exercise Price
$ 2.84 to $ 5.19	70,779	0.31	$ 5.16	70,779	$ 5.16
10.65 to 12.74	291,200	3.88	11.47	291,200	11.47
15.67 to 18.61	88,143	7.86	17.16	88,143	17.16
	450,122	4.10	$ 11.59	450,122	$ 11.59

Of the 1,212,121 shares of the Company's authorized common stock originally reserved for issuance upon the exercise of options under the plans, 175,814 shares authorized under the 1998 plan remained available for future grants as of December 31, 2007. However, the 1998 plan terminated on March 19, 2008, and no further options may be granted under the plan after that date. The Company has no current plans to adopt a new stock option plan, though the Board may decide to do so in the future.

NOTE J – OTHER EXPENSES

Other expenses are summarized below:

	Years Ended December 31,		
	2007	2006	2005
Salaries and employee benefits	$ 4,120,766	$ 3,647,451	$ 2,902,693
Net occupancy expense	432,852	346,610	267,760
Furniture and equipment expense	441,010	431,078	344,687
Other expense			
Stationery, printing and postage	286,382	299,042	247,126
Telephone	152,656	143,422	102,249
Advertising and promotion	118,565	124,968	97,258
Professional services	284,907	202,278	169,465
Insurance	73,991	75,507	67,374
FDIC insurance assessment	37,168	35,654	35,785
Directors' compensation	94,400	392,471	100,800
Foreclosed assets costs and expenses, net	3,142	8,154	42,933
Data processing expenses	250,728	272,867	236,445
Other	835,029	772,263	805,573
Total	$ 7,131,596	$ 6,751,765	$ 5,420,148

NOTE K – INCOME TAXES

Income tax expense consisted of:

	Years Ended December 31,		
	2007	2006	2005
Current			
Federal	$ 1,613,312	$ 1,528,379	$ 1,915,653
State	150,575	136,871	168,353
Total current	1,763,887	1,665,250	2,084,006
Deferred			
Federal	(266,418)	(131,488)	(43,114)
Total income tax expense	$ 1,497,469	$ 1,533,762	$ 2,040,892

The principal components of the deferred portion of income tax expense or (credit) were:

	Years Ended December 31,		
	2007	2006	2005
Provision for loan losses	$ (109,564)	$ 7,971	$ (8,656)
Accelerated depreciation	(5,049)	(18,701)	(29,869)
Deferred net loan costs and fees	(24,201)	(34,576)	(4,589)
Writedowns of other real estate	-	9,906	-
Non-qualified stock options	-	(96,088)	-
Deferred compensation expense	(127,604)	-	-
Total	$ (266,418)	$ (131,488)	$ (43,114)

Income before income taxes presented in the consolidated statements of income for the years ended December 31, 2007, 2006 and 2005 included no foreign component. A reconciliation between the income tax expense and the amount computed by applying the federal statutory rate of 34% to income before income taxes follows:

	Years Ended December 31,		
	2007	2006	2005
Tax expense at statutory rate	$ 1,641,582	$ 1,547,589	$ 1,962,078
State income tax, net of federal income tax benefit	99,380	90,335	111,403
Tax-exempt interest income	(276,416)	(220,098)	(60,143)
Non-deductible interest expense to carry tax-exempt instruments	46,616	34,608	7,209
Other, net	(13,693)	81,328	20,345
Total	$ 1,497,469	$ 1,533,762	$ 2,040,892

Deferred tax assets and liabilities included in the consolidated.balance sheet consisted of the following:

	December 31,	
	2007	2006
Deferred tax assets		
Allowance for loan losses	$ 702,622	$ 593,058
Deferred net loan fees	126,214	102,013
Non-qualified stock options	96,088	96,088
Deferred compensation	127,604	-
Unrealized net holding losses on available-for-sale securities	-	405,571
Gross deferred tax assets	1,052,528	1,196,730
Valuation allowance	-	-
Total	1,052,528	1,196,730
Deferred tax liabilities		
Accelerated depreciation	195,411	200,460
Unrealized net holding gains on available-for-sale securities	44,860	-
Gross deferred tax liabilities	240,271	200,460
Net deferred income tax assets	$ 812,257	$ 996,270

The portion of the change in net deferred tax assets or liabilities which is related to unrealized holding gains and losses on available-for-sale securities is charged or credited directly to other comprehensive income or loss. The balance of the change in net deferred tax assets is charged or credited to income tax expense. In 2007, 2006 and 2005, $450,431 was charged, $377,023 was charged, and $502,764 was credited to other comprehensive income or loss, respectively. In 2007, $266,418 was credited to income tax expense; in 2006, $131,488 was credited to income tax expense; and, in 2005, $43,114 was credited to income tax expense.

Management believes that the Company will fully realize the deferred tax assets as of December 31, 2007 and 2006 based on refundable income taxes available from carryback years, as well as estimates of future taxable income.

NOTE L – RETIREMENT PLAN

The Company sponsors the Community First Bank 401(k) Plan (the "401(k) Plan") for the exclusive benefit of all eligible employees and their beneficiaries. Employees are eligible to participate in the 401(k) Plan with no minimum age requirement after completing twelve months of service in which they are credited with at least 501 hours of service. Employees are allowed to defer and contribute up to 15% of their salary each year. The Company matches $.50 for each dollar deferred up to 10% of total salary. The Board of Directors can also elect to make discretionary contributions. Employees are fully vested in both the matching and any discretionary contributions after five years of service. The employer contributions to the plan for 2007, 2006 and 2005 totaled $84,941, $66,764, and $58,983, respectively.

In 2007, the Company's Board of Directors approved certain supplemental benefits for the Chief Executive Officer. These benefits are not qualified under the Internal Revenue Code and they are not funded. However, life insurance contracts owned by the Bank provide informal, indirect funding for those benefits. The Company recorded deferred compensation expense related to these benefits of $386,446 in 2007.

NOTE M – COMMITMENTS AND CONTINGENCIES

Commitments to Extend Credit - In the normal course of business, the banking subsidiary is party to financial instruments with off-balance-sheet risk. These financial instruments include commitments to extend credit and standby letters of credit, and have elements of credit risk in excess of the amount recognized in the balance sheet. The exposure to credit loss in the event of nonperformance by the other parties to the financial instruments for commitments to extend credit and standby letters of credit is represented by the contractual, or notional, amount of those instruments. Generally, the same credit policies used for on-balance-sheet instruments, such as loans, are used in extending loan commitments and standby letters of credit.

Following are the off-balance-sheet financial instruments whose contract amounts represent credit risk:

	December 31,	
	2007	2006
Loan commitments	$ 35,953,550	$ 33,764,489
Standby letters of credit	1,038,600	1,113,600

Loan commitments involve agreements to lend to a customer as long as there is no violation of any condition established in the contract. Commitments generally have fixed expiration dates or other termination clauses and some involve payment of a fee. Many of the commitments are expected to expire without being fully drawn; therefore, the total amount of loan commitments does not necessarily represent future cash requirements. Each customer's creditworthiness is evaluated on a case-by-case basis. The amount of collateral obtained, if any, upon extension of credit is based on management's credit evaluation of the borrower. Collateral held varies but may include commercial and residential real properties, accounts receivable, inventory and equipment.

Standby letters of credit are conditional commitments to guarantee the performance of a customer to a third party. The credit risk involved in issuing standby letters of credit is the same as that involved in making loan commitments to customers.

Litigation - The Company and its subsidiary were not involved as defendants in any litigation at December 31, 2007. Management is not aware of any pending or threatened litigation, or unasserted claims or assessments that are expected to result in losses, if any, that would be material to the consolidated financial statements.

New Offices - Land intended to be used for the Bank's future expansion has been obtained near Powdersville, SC. The Company has established neither a budget nor a schedule for the construction of that proposed office.

Other - The Company and its banking subsidiary are not involved in other off-balance-sheet contractual relationships or transactions that could result in liquidity needs or other commitments or significantly impact earnings.

NOTE N – DISCLOSURES ABOUT FAIR VALUES OF FINANCIAL INSTRUMENTS

SFAS No. 107, *"Disclosures about Fair Values of Financial Instruments,"* as amended, requires disclosure of the estimated fair value of on-balance sheet and off-balance sheet financial instruments. A financial instrument is defined by SFAS No. 107 as cash, evidence of an ownership interest in an entity or a contract that creates a contractual obligation or right to deliver or receive cash or another financial instrument from a second entity on potentially favorable or unfavorable terms.

Fair value estimates are made at a specific point in time based on relevant market information about the financial instrument. These estimates do not reflect any premium or discount that could result from offering for sale at one time the Company's entire holdings of a particular financial instrument. No active trading market exists for a significant portion of the Company's financial instruments. Fair value estimates for these instruments are based on management's judgments regarding future expected loss experience, current economic conditions, risk characteristics of various financial instruments, and other factors. These estimates are subjective in nature and involve uncertainties and matters of significant judgment and therefore cannot be determined with precision. Changes in assumptions could significantly affect the estimates.

Fair value estimates are based on existing on-and-off balance sheet financial instruments without attempting to estimate the value of anticipated future business and the value of assets and liabilities that are not considered financial instruments. Significant assets and liabilities that are not considered financial assets or liabilities include net deferred tax assets and premises and equipment. In addition, the income tax ramifications related to the realization of the unrealized gains and losses can have a significant effect on fair value estimates and have not been considered in the estimates.

The following methods and assumptions were used by the Company in estimating the fair values of its financial instruments:

For cash and due from banks, interest bearing deposits due from banks and federal funds sold, the carrying amount approximates fair value because these instruments generally mature in 90 days or less. The carrying amounts of accrued interest receivable or payable approximate fair values.

The fair value of debt securities issued by Government sponsored enterprises is estimated based on published closing quotations. The fair value of state, county and municipal securities is generally not available from published quotations; consequently, their fair values estimates are based on matrix pricing or quoted market prices of similar instruments adjusted for credit quality differences between the quoted instruments and the securities being valued. Fair value for mortgage-backed securities is estimated primarily using dealers' quotes.

The fair value of FHLB stock approximates the carrying amount.

Fair values are estimated for loans using discounted cash flow analyses, using interest rates currently offered for loans with similar terms and credit quality. The Company does not engage in originating, holding, guaranteeing, servicing or investing in loans where the terms of the loan product give rise to a concentration of credit risk.

The fair value of deposits with no stated maturity (noninterest bearing demand, interest bearing transaction accounts and savings) is estimated as the amount payable on demand, or carrying amount. The fair value of time deposits is estimated using a discounted cash flow calculation that applies rates currently offered to aggregate expected maturities.

The fair values of the Company's short-term borrowings approximate their carrying amounts.

The fair values of fixed rate long-term debt instruments are estimated using discounted cash flow analyses, based on the borrowing rates currently in effect for similar borrowings. The fair values of variable rate long-term debt instruments are estimated at the carrying amount.

The estimated fair values of off-balance-sheet financial instruments such as loan commitments and standby letters of credit are generally based upon fees charged to enter into similar agreements, taking into account the remaining terms of the agreements and the counterparties' creditworthiness. The vast majority of the banking subsidiary's loan commitments do not involve the charging of a fee, and fees associated with outstanding standby letters of credit are not material. For loan commitments and standby letters of credit, the committed interest rates are either variable or approximate current interest rates offered for similar commitments. Therefore, the estimated fair values of these off-balance-sheet financial instruments are nominal.

The following is a summary of the carrying amounts and estimated fair values of the Company's financial assets and liabilities:

	December 31,			
	2007		2006	
	Carrying Amount	Estimated Fair Value	Carrying Amount	Estimated Fair Value
Financial assets				
Cash and due from banks	$ 10,272,260	$ 10,272,260	$ 6,951,934	$ 6,951,934
Interest bearing deposits due from banks	164,781	164,781	66,941	66,941
Federal funds sold	24,236,000	24,236,000	24,126,000	24,126,000
Securities available-for-sale	99,026,049	99,026,049	102,487,395	102,487,395
Securities held-to-maturity	5,663,113	5,625,083	6,595,026	6,529,691
Federal Home Loan Bank stock	839,900	839,900	980,200	980,200
Loans	241,557,255	238,670,000	200,723,753	200,447,000
Accrued interest receivable	2,529,155	2,529,155	2,181,572	2,181,572
Financial liabilities				
Deposits	355,866,553	357,308,000	307,957,309	307,326,000
Accrued interest payable	3,479,569	3,479,569	2,702,946	2,702,946
Short-term borrowings	-	-	4,500,000	4,500,000
Long-term debt	4,500,000	4,483,000	5,500,000	5,497,000

The following is a summary of the notional or contractual amounts and estimated fair values of the Company's off-balance sheet financial instruments:

	December 31,			
	2007		2006	
	Notional/ Contract Amount	Estimated Fair Value	Notional/ Contract Amount	Estimated Fair Value
Off-balance sheet commitments				
Loan commitments	$35,953,550	$ -	$ 33,764,489	$ -
Standby letters of credit	1,038,600	-	1,113,600	-

NOTE O – ACCOUNTING CHANGES

Hybrid Financial Instruments - The provisions of Statement of Financial Accounting Standards No. 155 ("SFAS No. 155"), "Accounting for Certain Hybrid Financial Instruments, an amendment of FASB Statements No. 133 and 140," were effective January 1, 2007. The Company has no affected financial instruments and adoption of the Statement had no effect on the Company's consolidated financial statements.

Servicing of Financial Assets - The provisions of Statement of Financial Accounting Standards No. 156 ("SFAS No. 156"), "Accounting for Servicing of Financial Assets, an amendment of FASB Statement No. 140" were effective January 1, 2007. This Statement potentially simplified the accounting for separately recognized loan servicing assets and liabilities and any financial instruments used to hedge risks associated with those assets and liabilities. Under SFAS 156, separately recognized servicing assets and liabilities are accounted for initially at fair value, if practicable, and subsequently are accounted for either at fair value or amortized over the economic lives of the related loans. If the fair value method of subsequent valuation is elected, SFAS No. 156 permits income statement recognition of the potential offsetting changes in the fair values of the financial servicing rights and liabilities and the derivative instruments used to hedge them in the same accounting period. The Company currently has no separately recognized loan servicing rights or liabilities, and adoption of SFAS No. 156 had no effect on the Company's consolidated financial statements.

Fair Value Measurements - The provisions of Statement of Financial Accounting Standards No. 157 ("SFAS No. 157"), "Fair Value Measurements," are effective for fiscal years beginning after November 15, 2007 (January 1, 2008 for the

Company). SFAS No. 157 defines fair value and establishes a framework for measuring fair value in GAAP. The Statement describes fair value as being based on a hypothetical transaction to sell an asset or transfer a liability at a specific measurement date, as considered from the perspective of a market participant who holds the asset or owes the liability (an exit price perspective). In addition, fair value should be viewed as a market-based measurement, rather than an entity-specific measurement. Therefore, fair value should be determined based on the assumptions that market participants would use in pricing an asset or liability, including all risks and restrictions that may be associated with that asset or liability. SFAS No. 157 does not amend the definition of fair value used in conjunction with Share-Based Payments accounted for under SFAS No. 123(R). The adoption of SFAS No. 157 in 2008 is not expected to have a material effect on the Company's consolidated financial statements.

Accounting for Uncertainty in Income Taxes - The provisions of Financial Accounting Standards Board Interpretation No. 48 ("FIN 48"), "Accounting for Uncertainty in Income Taxes, an interpretation of FASB Statement No. 109," clarify the accounting for uncertainty in income tax positions. FIN 48 prescribes a two-step evaluation process that includes both a recognition threshold and a measurement attribute for tax positions taken or expected to be taken in a tax return. The provisions of FIN 48 were effective for the Company as of January 1, 2007. The adoption of FIN 48 did not have a material effect on the Company's consolidated financial statements.

Fair Value Option –The provisions of Statement of Financial Accounting Standards No. 159 ("SFAS No. 159"), "The Fair Value Option for Financial Assets and Financial Liabilities Including an amendment of FASB Statement No. 115," are effective as of January 1, 2008. SFAS No 159 allows entities to choose whether or not to measure many financial instruments and certain other items at fair value. However, the Statement also specifies the times at which an entity is allowed choose to elect the fair value option for a particular item. For eligible financial instruments that an entity elects to measure at fair value, all changes in fair value, including both unrealized and realized gains and losses, will be recognized in income. The Company currently does not expect to value any items using the fair value option of SFAS No. 159 and adoption of the Statement, therefore, is expected to have no effect on the Company's financial statements.

NOTE P – COMMUNITY FIRST BANCORPORATION (PARENT COMPANY ONLY)

	December 31,	
	2007	2006
Condensed Balance Sheets		
Assets		
Cash	$ 1,633,623	$ 1,172,196
Investment in banking subsidiary	36,269,433	32,030,672
Other assets	7,932	12,162
Total assets	$ 37,910,988	$ 33,215,030
Liabilities		
Other liabilities	$ -	$ -
Shareholders' equity	37,910,988	33,215,030
Total liabilities and shareholders' equity	$ 37,910,988	$ 33,215,030

	Years Ended December 31,		
	2007	2006	2005
Condensed Statements of Income			
Income			
Interest income	$ 41,048	$ 38,182	$ 15,191
Other income	-	-	6,070
Total income	41,048	38,182	21,261
Expenses			
Other expenses	64,378	73,953	53,098
Total expenses	64,378	73,953	53,098
Income (loss) before income taxes and equity in undistributed earnings of banking subsidiary	(23,330)	(35,771)	(31,837)
Income tax expense (credit)	(7,932)	(12,162)	(10,825)
Equity in undistributed earnings of banking subsidiary	3,346,110	3,041,578	3,750,938
Net income	$ 3,330,712	$ 3,017,969	$ 3,729,926

	Years Ended December 31,		
	2007	2006	2005
Condensed Statements of Cash Flows			
Operating activities			
Net income	$ 3,330,712	$ 3,017,969	$ 3,729,926
Adjustments to reconcile net income to net cash used by operating activities			
Equity in undistributed earnings of banking subsidiary	(3,346,110)	(3,041,578)	(3,750,938)
Decrease (increase) in other assets	4,230	(1,337)	2,625
Net cash used by operating activities	(11,168)	(24,946)	(18,387)
Financing activities			
Exercise of employee stock options	478,090	83,197	92,059
Payment of cash in lieu of fractional shares for stock dividend	(5,495)	(6,803)	(6,349)
Net cash provided by financing activities	472,595	76,394	85,710
Increase in cash and cash equivalents	461,427	51,448	67,323
Cash and cash equivalents, beginning	1,172,196	1,120,748	1,053,425
Cash and cash equivalents, ending	$ 1,633,623	$ 1,172,196	$ 1,120,748

Board of Directors, Community First Bancorporation and Community First Bank

Dr. Larry S. Bowman, Vice Chairman — Orthopedic Surgeon, Blue Ridge Orthopedic Association, P.A.

William M. Brown, Secretary — President and Chief Executive Officer, Lindsay Oil Company, Inc.

Robert H. Edwards — President, Edwards Auto Sales, Inc.

Blake L. Griffith — President, Griffith Properties, LLC

John R. Hamrick — President, Lake Keowee Real Estate, Inc. and President, John Hamrick Real Estate

James E. McCoy, Chairman — Plant Manager, Walhalla, Timken Company (Manufacturing)

Frederick D. Shepherd, Jr. — President, Chief Executive Officer and Treasurer, Community First Bancorporation and Community First Bank

Gary V. Thrift — President, Thrift Development Corporation (General Contractor) and Vice President, Thrift Group, Inc. (Building Supplies)

James E. Turner — Chairman of the Board, Turner's Jewelers, Inc.

Charles L. Winchester — President, Winchester Lumber Company, Inc.

Officers, Community First Bancorporation

Frederick D. Shepherd, Jr. — President, Chief Executive Officer and Treasurer

William M. Brown — Secretary

Anderson Area Advisory Board, Community First Bank

Greg Cole — Owner, Upstate Electric Motor Service Company

Dr. Don C. Garrison — Retired; formerly President of Tri-County Technical College

John M. Geer, Jr. — Retired, formerly District Manager, Duke Power Company

Lance Gray — Vice President, Gray Mortuary, Inc.

Gary McAlister — Builder, Gary McAlister, LLC

James R. "Jimmy" Rogers — Owner, Rogers Outdoor Equipment, Inc.

Dr. William K. Stringer — Veterinarian, Stringer Animal Hospital

Officers and Employees, Community First Bank

Frederick D. Shepherd, Jr.	President, Chief Executive Officer and Treasurer
John F. Day	Senior Vice President
Larry A. Dellinger	Senior Vice President
Jeffery A. Griffith	Senior Vice President
Benjamin L. Hiott	Senior Vice President
Faye K. Meares	Senior Vice President
David L. Peters	Senior Vice President
Roy W. Phillips, Jr.	Senior Vice President
William M. Steele	Senior Vice President
James A. Atkinson	Vice President/Compliance Officer
Sheila L. Galloway	Vice President/Branch Manager - Loan Officer
Sandra D. Gravley	Vice President/Loan Operations Officer
Michael L. Morris	Vice President/Business Development – Commercial Loan Officer
Carol G. Wilson	Vice President/ Operations Officer
Pamela E. Boggs	Branch Manager/Loan Officer
Scot S. Frith	Branch Manager/Loan Officer
Lori T. Kelley	Branch Manager/Loan Officer
Sonia T. McAbee	Branch Manager/Loan Officer
Susan S. Singleton	Branch Manager/Loan Officer
Linda G. Kimbrell	Business Development/Loan Officer
William J. Lanham, Jr.	Finance/Accounting Officer
J. Andy Machen	Loan Officer
Cynthia J. Smith	Human Resources/ Marketing Officer
Raymond S. Witt	Loan Collections
Kristen E. Alexander	Senior Customer Specialist
Lillian E. Barrios-Visintainer	Customer Service Representative
Sharon K. Black	Customer Specialist
Eleanor B. Bates	Senior Customer Specialist
Tracy E. Burrell	Loan Specialist
Paul A. Busey	Mobile Banker/Mortgage Lending
Shirley C. Cagle	Customer Specialist
Mary E. Cannon	Customer Service Representative
Melisa N. Cappelen	Accounting Specialist
Jane A. Carr	Senior Customer Specialist
Stephanie A. Clardy	Senior Customer Specialist
Vivian M. Clark	Senior Operations Specialist
Barbara R. Crooks	Customer Specialist
Veronica D. Davidson	Operations Specialist
Linda L. Dean	Customer Specialist
Carol P. Dyar	Senior Customer Specialist
Amanda D. Floyd	Customer Specialist
Lisa F. Ellsworth	Operations Specialist
Rhonda P. Fowler	Loan Specialist
Jessica F. Freeman	Customer Specialist
Carol J. Gibson	Customer Specialist
Tara A. Gleason	.Customer Senior Representative
Carol A. Greer	Loan Specialist
Sherry H. Harris	Customer Specialist
Jessica J. Heath	Customer Specialist
Marie V. Hendrix	Customer Service Representative
Leigh A. Hines	Customer Specialist
Lisa R. Hogan	Operations Specialist
Debra L Holbrooks	Customer Specialist
Ashlee D. Hughes	Operations Specialist
Shannan D. Jenkins	Senior Customer Service Representative
Renee J. Kelley	Customer Service Assistant
Sandra T. King	Customer Specialist
Jennifer N. Lee	Customer Specialist

Officers and Employees, Community First Bank (continued)

Deborah J. Loser	Customer Specialist
Tommy R. Lusk	Loan Specialist
Dorothy E. Martin	Customer Specialist
Christianne J. McMahan	Customer Specialist
Tracey V. McSwain	Operations Specialist
Judy A. Miller	Customer Specialist
Paula E. Millwood	Loan Processor/Loan Department
Miranda P. Morris	Customer Specialist
Sylvia T. Nichols	Operations Specialist
Kathleen A. Omick	Senior Customer Service Representative
Sandra M. Pittman	Customer Specialist
Janice L. Ragonese	Executive Administrative Assistant/Receptionist
Martha A. Rholetter	Customer Specialist
Louise M. Robinson	Customer Service Representative
Mary L. Robinson	Customer Specialist
Kathy M. Rowland	Proof Supervisor
Hattie M. Smith	Customer Specialist
Tonya M. Stamey	Customer Specialist
Sandra W. Tippett	Operations Specialist
Patricia A. Vinson	Customer Specialist
Brandi M. Wald	Customer Specialist
Lindsy J. Wallace	Loan Specialist
Amanda W. Watkins	Senior Customer Specialist
Crystal D. White	Customer Service Representative
Mildred K. Williams	Operations Specialist
Susan M. Williams	Customer Specialist
Joyce C. Winkler	Customer Service Representative
Sherra P. Wood	Customer Service Representative

Stock Transfer Agent

Transfer Online, Inc.
317 SW Alder Street, 2nd Floor
Portland, Oregon 97204
(503) 227-2950
info@transferOnline.com
www.transferOnline.com

Primary Market Maker

Morgan Keegan & Company, Inc.

Stock Symbol – CFOK.OB

Community First Bank Website: www.c1stbank.com

This Annual Report serves as the **ANNUAL FINANCIAL DISCLOSURE STATEMENT** furnished pursuant to Part 350 of the Federal Deposit Insurance Corporation's Rules and Regulations. **THIS STATEMENT HAS NOT BEEN REVIEWED, OR CONFIRMED FOR ACCURACY OR RELEVANCE, BY THE FEDERAL DEPOSIT INSURANCE CORPORATION.** Community First Bancorporation will furnish free of charge a copy of the Annual Report on Form 10-K filed with the Securities and Exchange Commission upon written request to Frederick D. Shepherd, Jr., President, Community First Bancorporation, Post Office Box 1097, Walhalla, South Carolina 29691. The Form 10-K is also available on the Securities and Exchange Commission's website at www.sec.gov

END

COMMUNITY FIRST

BANCORPORATION

1600 Sandifer Blvd. Seneca, SC 29678 (864) 882-2575	3685 Blue Ridge Blvd. Walhalla, SC 29691 (864) 638-2105	1101 East Main Street Westminster, SC 29693 (864) 647-9554	449 Hwy 123 Bypass Seneca, SC 29678 (864) 886-0206

2007 E. Greenville St. Anderson, SC 29621 [illegible]	4002 Clemson Blvd. Anderson, SC 29621 [illegible]	208 East Main Street Williamston, SC 29697 [illegible]